United States
   SECURITIES AND EXCHANGE COMMISSION
   Washington, D.C. 20549

   FORM SB-1

   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

   SPRING BREAK '83 FILM PRODUCTION, LLC
   (Name of small business issuer in its Articles of Organization)

         California                                      7812


    _________________
       (State or other jurisdiction     (Primary Standard
  Industrial

      (I.R.S. Employer
                of organization)        Classification Code
  Number)

     Identification No.)


                    650 North Bronson Avenue, Suite B - 128
                    Los Angeles, California 90004
                             323/871-4466
                  (Address and telephone number of
          principal executive offices and place of business)


                           Kyndra S. Miller
                   Miller Dorian & Associates, LLP
               650 North Bronson Avenue, Suite B - 128
                    Los Angeles, California 90004
                             877/862-0572
         (Name, address and telephone number of agent for service)


                              Copies to:
                     Law Offices of John W. Cones
                           794 Via Colinas
                  Westlake Village, California 91362
                             310/477-6842


   Approximate Date of Proposed Sale to the Public: As soon as practicable after the effective date of this registration statement.


                   CALCULATION OF REGISTRATION FEE

   Title of each      Proposed Maximum
  Amount of
   Class of Securities  Number of Units          Proposed Maximum
   Aggregate Registration
   to be Registered          to be Registered           Offering
   Price(1)     Fee (1)

   LLC Units          300 Units              $9,000,000       $276.30

   (1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457
   under the Securities Act.

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                           SB-1 Prospectus

                   SPRING BREAK '83 PRODUCTION, LLC

                A California Limited Liability Company
                 (organized on ________________...?)

              No minimum and up to a $9,000,000 Maximum
                                  of
             Limited Liability Company Interests (Units)
               Offered in 300 Units at $30,000 Per Unit
   Sold by Upper Level Manager of the Issuer on a "Best Efforts"
  Basis
   No broker-dealer is participating in this Offering and no sale commissions will be paid to any person in connection with this Offering.
      The LLC's securities are not listed on any stock exchange.
        No escrow account will be used to hold investor funds. Prior to this Offering, there has been no public market for the LLC's Units.
           The Offering Terminates On _________________...?

   Spring Break '83 Production, LLC is a California Limited
  Liability
   Company,
       formed for the purpose of financing, producing, owning, distributing and otherwise exploiting a feature film

               Minimum Purchase One (1) Unit ($30,000)
         Except that under limited circumstances the Manager
      has the discretion to sell less than the Minimum Purchase.

                       Offering Price      |    Commissions 1
   |

    Proceeds to LLC

             Unit Price          |         $     30,000
   |

         $      -0-               |         $     30,000
             Minimum        |         $          -0-      |
   $

      -0-                    |         $         -0-
             Maximum   |         $9,000,000            |       $

   -0-                    |         $9,000,000

   1 The issuer Spring Break '83 Production, LLC will pay all organization and offering expenses, estimated to not exceed
   1% of the Offering Proceeds (i.e., not more than $90,000).


   INVESTING IN THE LLC'S UNITS INVOLVES SUBSTANTIAL RISKS. INVESTORS ARE CAUTIONED NOT
   TO INVEST UNLESS THEY CAN AFFORD TO RISK LOSS OF THEIR ENTIRE
   INVESTMENT.
    INVESTORS ARE URGED TO READ THE "RISK FACTORS" SECTION OF THIS
   PROSPECTUS
    BEGINNING ON PAGE 5 AND THE REST OF THIS PROSPECTUS BEFORE
  MAKING AN
   INVESTMENT DECISION. NEITHER THE SECURITIES AND EXCHANGE
   COMMISSION NOR
   ANY STATE  SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF
  THESE
        SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR
   COMPLETE.
      ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


       Development stage company

        Long term project

       No distribution currently in place

       Commercial success not certain

       Competitive industry

               Big Sky Motion Pictures, LLC  -- Manager

                650 North Bronson Avenue, Suite B - 128
                    Los Angeles, California 90004
                             323/871-4466

   Approximate date of commencement of proposed sale to the public: As soon as practicable
             after the effective date of this Prospectus.

                                NOTICE

            For the convenience of Prospective Purchasers,
                certain terms used in this Prospectus
           are  defined in the Definitions section located
      in the forepart of the Operating Agreement (Exhibit "A").
       Such defined terms will appear in the Offering Circular
      with initial capital letters (see "OPERATING AGREEMENT").


                       TABLE OF CONTENTS

                  Title

               Page

           SUMMARY OF THE OFFERING .   .   .   .   .   .   .   .
   1

           RISK FACTORS    .   .   .   .   .   .   .   .   .
...     5

           DESCRIPTION OF BUSINESS .   .   .   .        11
               Market Overview/State of the Industry   .   .   .
  .

    .    .    .    ..   11
               The Manager and LLC Management  .   .   .   .   .
  .

    .    ..   .



         23
               People of Spring Break '83 Production, LLC  .   .
  .

    .    .    .    .   .



                   24
               Prior Performance and Chart .   .   .   .   .   .
  .

    .    .    ..   26
               Description of Property .   .   .   .   .   .   .
  .

    .    ..   26
               Plan of Operations  .   .   .   .   .   .   .   .
  .

    .    ..   26
                   Script Synopsis .   .   .   .   .   .   .   .
  .

    ..   27
                   Screenplay Rights   .   .   .   .   .   .   .
  .

    .    ..   27
                   Production Strategy .   .   .   .   .   .   .
  .

    .    ..   28
                   Production Schedule .   .   .   .   .   .   .
  .

    .    .   .



         28
                   Marketing and Distribution  .   .   .   .   .
  .

    .    .    .   .



              29
               Box Office Comparables  .   .   .   .   .   .   .
  .

    .    .
           .   36
               Financing Strategy  .   .   .   .   .   .   .   .
  .

    .    ..   39
               Manager Discretion  .   .   .   .   .   .   .   .
  .

    .    ..   39

           OFFERING INFORMATION    .   .   .   .   .   .   .   .
  .

    ..   41
               Securities Being Offered    .   .   .   .   .   .
  .

    .    .    ..   41
               Terms of the Offering   .   .   .   .   .   .   .
  .

    .    ..   .



         42
               Plan of Distribution of Units   .   .   .   .   .
  .

    .    .    .    .   .



                   43
               Estimated Use of Proceeds   .   .   .   .   .   .
  .

    .    .    .   .



              44
               Compensation of Manager and Affiliates  .   .   .
  .

    .    .    .    .   .



                   46
               Allocations and Percentage Participations   .   .
  .

    .    .    .    .    .    .



                        47

           SUMMARY OF THE LLC'S OPERATING AGREEMENT    .   .   .
  .

    .    .   .



         49

           MOTION PICTURE INDUSTRY OVERVIEW    .   .   .   .   .
  .

    .    .   .



         51

           FEDERAL TAX DISCUSSION  .   .   .   .   .   .   .   .
  .

    ..   59

           MISCELLANEOUS PROVISIONS    .   .   .   .   .   .   .
  .

    ..   69
               Reports to Unit Holders .   .   .   .   .   .   .
  .

    .    ..   69
               Financial Statements    .   .   .   .   .   .   .
  .

    .    .    .   .



              69
               Subscriber Representations and Warranties   .   .
  .

    .    .    .    .    .   .



                        69
               Legal Proceedings   .   .   .   .   .   .   .   .
  .

    .    .   .



         70
               Code of Ethics and Certifications   .   .   .   .
  .

    .    .    .    ..   70
               Access to Additional Information    .   .   .   .
  .

    .    .    .    ..   71

           FINANCIAL STATEMENTS    .   .   .   .   .   .   .   .
  .

    .    .



    F-1

           Exhibits

           Section

           LLC ARTICLES OF ORGANIZATION.   .   .   .   .   .   .
  .

    .    ..    A
           LLC OPERATING AGREEMENT .   .   .   .   .   .   .   .   ..

    B
           OPINION RE LEGALITY .   .   .   .   .   .   .   .   .
   ...
     C
           COUNSEL'S TAX OPINION . .   .   .   .   .   .   .   .
  .

    ..    D
           CHAIN OF TITLE DOCUMENTS.   .   .   .   .   .   .   .
  .

    ..    E
           SHORT FORM OF COPYRIGHT ASSIGNMENTS .   .   .   .   .
  .

    .
           .    F
           ACCOUNTANT'S CONSENT    .   .   .   .   .   .   .   .
  .

    ..    G
           SAMPLE REVENUE PROJECTIONS  .   .   .   .   .   .   .
  .

    ..    H

   (The Spring Break '83 Production, LLC Subscription Agreement
                   accompanies this Prospectus)



                Spring Break '83 Production, LLC

                      SUMMARY OF OFFERING



                  LLC            The Spring Break '83 Production, LLC
   ("LLC") intends to finance the production
                  Objectives          of a single feature-length
  motion
   picture ("Film" or "Picture") with an estimated
                                      production budget (plus
  Offering
   expenses) not to exceed $9,000,000. The
                                      Offering has no minimum
  required
   Offering Proceeds thus the LLC Manager is
                                      authorized to use Investor
  funds
   for LLC purposes as soon as they are raised. Such
                                      funds will be used to acquire
   rights to the Script, produce the Film and market it to
                                      prospective distributors. A
   portion of Investor funds may also be used to
                                      supplement distributor
  expenses.
   Deferments of some or all of the budgeted
                                      salaries of creative personnel
   and others providing goods or services used in the
                                      production of the Picture
  may be
   used in conjunction with the Offering Proceeds.
                                      Such Deferments are not paid
  out
   of Offering Proceeds but out of the Film's
                                      revenue stream, if any (see
   definition of "Deferments" in the LLC Operating
                                      Agreement, Exhibit "B" and
   additional discussion at "Estimated Use of
                                      Proceeds"). Although the
  Manager
   anticipates that most Deferments will be paid
                                      following Investor Recoupment,
   the Manager has reserved the right to make deals
                                      with top-level talent so that
   their Deferments may be paid out of the LLC's Gross
                                      Revenues, that is, prior to
   Investor Recoupment (see "DESCRIPTION OF
                                      BUSINESS"). NO ASSURANCES
  CAN BE
   PROVIDED THAT SUCH
                                      OBJECTIVES WILL BE ATTAINED
  (see
   "RISK FACTORS").

                  LLC            The Manager for the LLC is Big Sky
   Motion Pictures, LLC a Los Angeles-based
                  Manager        feature film production/development
   company organized in December of 2004.
                                 Big Sky Motion Pictures, LLC is
   wholly-owned by the individual filmmakers Mars
                                 Callahan and Rand Chortkoff (see
   "DESCRIPTION OF BUSINESS--Manager and
                                 People of Spring Break '83
  Production,
   LLC"). Articles of Organization for the
                                 LLC were filed with the California
   Secretary of State on April 20, 2006. Planning
                                 and operations for the film
  production
   are currently based at 650 North Bronson
                                 Avenue, Suite B-128, Los Angeles,
   California 90004; phone 323/871-4466 (see
                                 biographical information on the
   individual owners of the Manager in the
                                 "DESCRIPTION OF BUSINESS People of
   Spring Break '83 Production, LLC").

                  LLC            The Manager will be responsible for
   the management of the LLC (see
                  Management          "OPERATING AGREEMENT"). The
   Manager will be supported in its LLC
                                      management activities by
   appropriate staff and consultants (see "DESCRIPTION
                                      OF BUSINESS People of Spring
   Break '83 Production, LLC" and "The Manager
                                      and LLC Management").

                  Description of      If the Offering is funded (as
   described above) the LLC intends to acquire the rights
                  Film Project        to the Script (i.e., the
   Screenplay entitled Spring Break '83), produce the feature film described herein and then
   arrange for the distribution of the Film.
                                 Spring Break '83 is a broad
  comedy set
   in 1983 that spoofs the hugely popular 80s
                                 college and spring break genre films
   that remain classics in American cinema. The
                                 Producers intend to model their Film
   after the spoof comedy films like Airplane,
                                 Naked Gun and Scary Movie. Much like
   the story lines of such classic films as
                                 Animal House, Revenge of the
  Nerds and
   Old School, the Producers hope to
                                 capitalize on one of America's
  largest
   theatre going demographics   college kids
                                 (see "DESCRIPTION OF BUSINESS--The
   Proposed Film"). The Script for Spring
                                 Break '83 was written by Mars
   Callahan. The Picture is expected to receive an
                                 MPAA rating of "R". Locations are
   tentatively set in and around Los Angeles,
                                 including Raleigh Studios (see
   "DESCRIPTION OF BUSINESS--Film Synopsis"
                                 and "OFFERING INFORMATION--Estimated
   Use of Proceeds").

                  Compensation        The Manager will waive
  receipt of
   any compensation relating to the activities of
                  To Manager          the LLC in the nature of LLC
   organization and management fees. The Manager
                                      will, however, be paid a
   percentage participation in the LLC's Distributable Cash
                                      (see "OFFERING
   INFORMATION--Manager and Affiliate Compensation").

                  Prior               The Manager, also a California
   LLC, was created in December of 2004, and thus
                  Performance         has limited operating history
   with respect to the management of a limited liability
                                      company. The LLC's Manager has
   served as the LLC Manager for one prior film
                                      offering (What Love Is,
  LLC). The
   offering raised $9,000,000 and the film has
                                      completed principal
  photography,
   is into post-production and a  distributor is being
                                      sought. No revenues have been
   generated to date. The Manager and its Affiliates,
                                      however do have considerably
  more
   experience in the entertainment business (see
                                      "DESCRIPTION OF BUSINESS"and
   "People of Spring Break '83 Production,
                                      LLC", "The Manager and LLC
   Management").

                  Allocation of       Percentage participation
  payments
   will be made to Member/Investors out of the
                  Distributions,      Picture's revenue stream.
  Eighty
   percent (80%) of the LLC's Distributable
                  Profits, Losses          Cash will be paid to the
   LLC's Member/Investors (shared pro rata amongst such
                  and Credits         Members) until the Members
  of the
   LLC achieve Recoupment (i.e., defined as
                                      110% of their Original Invested
   Capital). Subsequent to Investor Recoupment,
                                      Creative Deferments will be
  paid,
   if any. After payment of Deferments, the
                                      revenue sharing ratio as
  between
   the Investors and the Manager changes to 50/50
                                      for the balance of the life of
   the LLC (see "OPERATING AGREEMENT" and
                                      "OFFERING
  INFORMATION--Estimated
   Use of Proceeds", "Manager and
                                      Affiliate Compensation" and
   "Allocations and Percentage Participations"). The
                                      Manager has reserved the right,
   however, to make deals with top-level talent so
                                      that their deferments may be
  paid
   out of the LLC's Gross Revenues (i.e., prior to
                                      Investor Recoupment).

                  Offering       Limited Liability Company Units are
   being offered hereby in Units of $30,000
                  Terms               each, payable in cash upon
   Subscription. The minimum purchase per Subscriber is
                                      one (1) Unit ($30,000), except
   that in limited circumstances the Manager has the
                                      discretion to accept
  purchases of
   less than the minimum. No Minimum Offering
                                      Proceeds has been
  established for
   the Offering, thus the Manager is authorized to
                                      spend Investor funds for LLC
   purposes as soon as they are received and accepted.
                                      The Maximum Offering
  Proceeds for
   the Offering is $9,000,000. The Offering will
                                      terminate on
   _____________________...? unless extended in the discretion of the
                                      LLC Manager. The securities
  (LLC
   Units) are being offered on a "best efforts"
                                      basis through upper level
   management of the Manager.

                  American Jobs       Pursuant to the Special
  Rules for
   Certain Film and Television Productions at
                  Creation Act of '04 Section 244 of the  American
  Jobs
   Creation Act of 2004 (which apply to films
                                      commencing production after
   October 22, 2004 and before January 1, 2009), if an
                                      investment vehicles such as an
   LLC acquires the rights to produce a feature film,
                                      an LLC member/taxpayer may
  elect
   to deduct his or her pro rata share of 100% of
                                      the direct and indirect
  costs of
   producing the film as an expense for the taxable
                                      year in which the costs of
   production are first incurred, so long as the aggregate
                                      cost of the film does not
  exceed
   $15 million and 75% of the total compensation
                                      paid to actors, directors,
   producers and other relevant production personnel
                                      working on the film is paid for
   services performed in the United States. If such
                                      election is made, no other
   depreciation or amortization deduction will be allowed
                                      (see "FEDERAL TAX DISCUSSION").

                  State, Date of      The LLC is a manager-managed
   limited liability company the Articles of
                  Organization        Organization for which were
  filed
   with the California Secretary of State on
                  Termination         April 20, 2006. The Operating
   Agreement provides that the existence of the LLC
                                      shall continue in perpetuity
   unless sooner terminated pursuant to the terms of the
                                      Operating Agreement itself.
  Upon
   termination of the LLC, the proceeds from the
                                      sale of all LLC assets will be
   distributed in accordance with the terms of the
                                      Operating Agreement (see
   "OPERATING AGREEMENT").

                  Risk Factors        Investment in the LLC involves
   various risks including certain Federal income
                                 tax risks associated with the
  lack of
   liquidity of the investment, the risk that
                                 insufficient funds will be raised in
   conjunction with this Offering, risks associated
                                 with the motion picture industry and
   various potential conflicts of interest (see
                                 "REQUIRED NOTICES-Risk Factors".

                  Tax Ruling          The Manager does not intend to
   apply for a ruling from the IRS regarding the
                  LLC's tax status as a limited liability company. PROSPECTIVE INVESTORS
                  ARE URGED TO OBTAIN TAX ADVICE SPECIFIC TO THEIR
  OWN
                  INDIVIDUAL CIRCUMSTANCES  FROM A TAX ADVISOR OF
  THEIR
                  CHOOSING.





















                 (This Page Left Blank Intentionally)





                             RISK FACTORS



        Investment in the LLC involves various risks relating both to the nature of the financing vehicle (a limited liability company) and the movie industry itself and such investment is therefore suitable only for persons or entities with the financial capability of making and holding long-term investments. Prospective
   Purchasers should consider the following factors, among others, before making a decision to purchase interests:

   LLC Risks

   1. Development Stage Company The LLC is a newly organized company with minimal assets and no history of operations. The LLC was formed specifically for the purpose of financing, producing and distributing the Motion Picture, Spring Break '83. Although there are significant risks in the production and distribution of such a Film, the LLC is subject to the general risks
   inherent in the establishment of a new
   business venture, including the absence of an operating history.

   2. Lack of Management Experience The owners of the LLC Manager (Mars Callahan and Rand Chortkoff) have limited experience in relation to managing the affairs of a manager-managed LLC. The LLC's success may depend in large part upon the services provided by other individuals not employed by the LLC (however see the management biographies at "DESCRIPTION OF BUSINESS
  People of
   Spring Break '83 Production,
   LLC").

   3. Reliance on Management No assurances can be provided that the LLC's management will perform adequately or that LLC operations will be successful. In particular,
   the LLC will depend on the services of the individuals Mars Callahan and Rand Chortkoff, along with others associated with the Manager (see
   "DESCRIPTION OF BUSINESS People of Spring Break '83 Production,
  LLC"
   and "The Manager and LLC
   Management"). Unit Holders will have no right or power to take part in the management of the LLC. All
   decisions with respect to the management of the LLC will be made exclusively by the Manager. Accordingly, no person should purchase any of the Units offered hereby unless such Prospective Purchaser is willing to entrust all aspects of the management of the LLC to the Manager
  and
   has evaluated the Manager's capabilities to perform such functions.

   4. Manager Conflicts of Interest--The Manager and its owners are not required to render exclusive services in connection with the Picture or the LLC. Consequently, the
  Manager
   and its owners may render services in
   connection with other business projects, including entertainment projects, during any or all phases of production or distribution of the Picture. The Manager and its individual owners will be required to use their discretion in determining how to allocate time and attention among various ongoing film projects. In addition, both the Manager and its owners may serve in the same positions for
   other feature film offerings in the future.

   5. No Key Man Life Insurance As noted above, the LLC will be relying on the management skills of the
   individual owners of the Manager and others associated with them. However, the LLC has not and does not anticipate purchasing so-called "key man" insurance coverage to compensate the LLC in the event that an unexpected loss of the services of such persons occurs.
   Consequently, the impact of such a loss on the LLC and its efforts to produce and distribute the Film may be significant.

   6. Limited Transferability--It is not anticipated that a public trading market will develop for the LLC's
   Units. Neither the LLC nor the Manager are obligated to redeem or repurchase any of the LLC Units. Thus, Unit Holders may not be able to liquidate their investments in the event of an emergency (i.e., the investor must be able to bear the economic risk of maintaining an investment
   in the LLC for an extended and
   indeterminate period of time. In addition, Units may not be accepted as collateral for loans. Also, the Manager may not permit an assignee of Units to become a substituted
  Member.
   Consequently, the purchase of Units
   should be considered only as a long-term investment.

   7. Loss Of Limited Liability--The Operating Agreement provides that no Member/Unit Purchaser will be
   personally liable for any of the debts, contracts or other obligations of the LLC or for any LLC losses, beyond the amount subscribed for by each Member in the LLC, plus such Member's share of undistributed LLC income. The Operating Agreement further provides that the Members/Unit Purchasers will not have any right to take part in, or interfere with, the control of the business of the LLC (see "OPERATING AGREEMENT").

        Notwithstanding the foregoing, in the event any Unit
  Purchaser
   does take part in the control of the
   business of the LLC, or is for any reason deemed to have taken part in such control, such Unit Purchaser may incur personal liability for all debts and obligations of the LLC. In addition, a Unit Holder who has received in part or full a return of such Unit Holder's contribution, nevertheless remains liable for any sum, not in excess of such return with interest, necessary to discharge the LLC's liability to creditors who extended credit, or whose claim arose, before such return. Unit Holders may also be required to return to the LLC any distributions determined to be conveyances which operate a fraud upon LLC creditors.

   8. Lack of Marketability for the LLC's Units There is presently no market for the LLC's Units and there is
   no expectation that a trading market will develop. The investors in this Offering should be prepared to hold their interests for the life of the LLC. The investors may, in fact,
   never be able to sell their Units and recover any part of their investment.

   9. Funds Available to Manager Immediately The Offering proceeds generated by this Offering will not be held in a segregated, interest-bearing bank account or escrow account until a stated minimum has been achieved. Instead, the Investor funds will be available for use by the LLC Manager for LLC purposes immediately upon receipt and acceptance by the Manager. No assurances can be provided that the Offering will succeed in raising enough funds to accomplish the LLC's goal of
   producing a feature-length motion
   picture. In that event, all funds invested and spent to that point may be lost.

   10. Investor Last In Line--A motion picture typically goes from the producer to the distributor who in turn
   may send it to territorial sub-distributors, who send it to theatrical exhibitors. The box office receipts generated by a motion picture travel this same route in reverse. The exhibitor
   takes a cut and sends the balance to the sub-distributor, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer. The problem for the private investors with this system is that such investors, who have had their money at risk for the longest time, are at the tail end of the
   box office receipts chain, as well as at the end of the chain in regards to other revenues. Thus, if the LLC, in negotiating a distribution deal, has to rely heavily on a participation in some level of the Film's revenue stream to be defined at a later date (which date and level of participation may not be in the Manager's control), revenues to the LLC and thus Purchasers of Units are likely to be the last in line to benefit from such a revenue stream, if any. In addition, of course, LLC investors cannot expect any cash distributions during the production
   phase of the Film, and no assurances can be provided that the LLC will be successful in producing the
  Film or
   generating any revenues from the
   distribution efforts, thus, the investors may suffer a loss of their entire investment.

   11.  Indemnification Provisions May Impair LLC--The Operating
   Agreement provides that under certain
   circumstances the Manager, the Manager's Affiliates, Counsel and consultants may be indemnified by the LLC for liabilities or losses arising out of such Manager's activities in connection with the LLC. Should the LLC be required to pay damages or claims pursuant to such indemnification provisions such payment could reduce or deplete the assets of the LLC.

   12. Possible Tax Consequences of Investment--In evaluating the purchase of Units as an investment, a Prospective Purchaser should consider the tax risks thereof, including (i) the possible reallocation of net income and net loss and credits; (ii) the tax liability resulting from a sale or other disposition of such Purchaser's Units, or a sale or other disposition of the Picture, including income, a portion of which may be taxed at ordinary income rates; (iii) the risk that the LLC will be
   treated as an association taxable as a
   corporation for Federal income tax purposes; (iv) the possibility that the deductions taken by the LLC in a taxable year might not be allowed in such year or that certain expenses may be required to be capitalized; (v) the possibility that an audit of the LLC's information returns may result in the disallowance of the LLC's deductions, and in an audit of such Purchaser's tax return; (vi) recognition that the Manager will have no interest in LLC losses and tax deductions until after the Member's capital accounts have been reduced to zero;
   and (vii) possible adverse changes in the tax laws and their interpretation. All of the above possible tax consequences may result in an increased tax liability for LLC Investors or a reduction in anticipated deductions. In addition, there is a risk that a Purchaser's tax liability may exceed such Purchaser's share of cash distributions for a particular tax year possibly resulting in an out
   of pocket expense for the Purchaser above and beyond any distributions from the LLC. Prospective investors should seek the advice and counsel of their own tax advisors (see "FEDERAL TAX DISCUSSION").

   13. Tax Opinion Is Qualified The tax opinion appearing at Exhibit "D" is qualified in that it calls attention to certain limitations inherent in the opinion itself. The views expressed therein and concerning essentially factual issues are based on assumptions concerning future events and
   transactions. If these events and
   transactions do not occur, or if other events or transactions do not occur, or if other events or transactions not now contemplated do occur, the federal income tax consequences of an
   investment in the LLC may be
   adversely affected. Tax counsel states in such opinion that he can provide no assurance that the facts, circumstances and assumptions necessary for favorable federal income
   tax consequences from investing in the
   LLC will indeed occur. Moreover, even if the assumed facts do occur, tax counsel states that he cannot assure that the IRS or the courts, which may analyze the same facts differently, will draw the same conclusions.
   Thus, tax counsel states that he can provide no assurance that the conclusions reached in the tax opinion and in the Offering Memorandum, if challenged by the IRS, will be sustained
   by a court.

   Movie Industry Risks

   1. No Distribution Currently In Place--The profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theatres. There can be no assurance that profitable distribution arrangements will be obtained
   for the Picture or that the Picture can or will be distributed profitably.

   2. Long Term Project--The production and distribution of a motion picture involves the passage of a significant amount of time. Pre-production on a picture may extend for two to three months or more. Principal photography may extend for several weeks or more. Post-production may extend from three to four months or more. Distribution and exhibition of motion pictures generally and of the Picture may continue for years before LLC Gross Revenues or Distributable Cash may be generated, if at all.

   3. Production Activities May Be Difficult--Particularly as produced by independent filmmakers, each
   motion picture is a separate business venture with its own management, employees and equipment and its own budgetary requirements. There are substantial risks associated with
   film production, including death or
   disability of key personnel, other factors causing delays, destruction or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the film itself. Significant difficulties
   such as these may materially increase the cost of production.

   4. Commercial Success Not Certain The Screenplay has yet to be produced as a feature film and may never be completed as such, or, if produced, the Film may not be commercially acceptable to distributors. In that event, the LLC will not generate any revenues and no distributions will be made to investors. In addition, many films are released each year that are not commercially successful and fail to recoup their production costs from United States theatrical distribution. Foreign and ancillary markets
   have, therefore, become increasingly
   important. Although both foreign and ancillary markets have grown, neither provides a guarantee of revenue.
   Licensing of a motion picture in the ancillary markets is particularly dependent upon performance in domestic theatrical distribution. If a motion picture is not an artistic or critical success or if, for any reason, it is not well-received by the public, it may be a financial failure.

   5. Production May Be Prematurely Abandoned--The production or distribution of the Picture may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the production or distribution of the Picture, including funds expended in connection with the pre-production of the Picture.

   6. Cost Overruns May Occur The costs of producing motion pictures can be underestimated and may be increased by reason of factors beyond the control of the producers.
   Such factors may include weather
   conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns and other production disruptions.
   While the LLC intends to engage
   production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget is always significant and may have a
   substantial adverse impact on the
   profitability of the Picture.

   7. Competitive Industry--Some segments of the motion picture industry are highly competitive. In the production phase, competition may affect the LLC's ability to obtain
   the services of preferred performers and other creative personnel. The LLC will be competing with the producers of other films in arranging for distribution in all available markets and media. In the distribution
   phase, competition may limit the availability of such markets and media required for the successful distribution of the Picture. The Picture will be competing directly with other motion pictures and indirectly with other forms of public entertainment. The
   LLC will compete with numerous larger motion picture production companies and distribution companies that have substantially greater resources, larger and more experienced production and distribution staff and established histories of successful production and distribution of motion pictures.

   8. Industry Is Constantly Changing--The entertainment business in general, and the motion picture business in particular, are undergoing significant changes, primarily due to
   technological developments. These
   developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded pay television, basic cable television, syndicated television, video cassettes, video discs, DVD, video games and the Internet. Revenues from licensing of motion pictures to such media will vary from year to year relative to each other. The level of theatrical success remains a critical factor in generating revenues in these ancillary markets. It is impossible to accurately predict the effect that these and other new technological developments may have on the motion picture industry (see "MOTION PICTURE INDUSTRY
   OVERVIEW").

   9. Foreign Distribution Is Perilous--Foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the distribution of films. Also revenues derived from the distribution of the Picture in foreign countries, if any, may be subject to currency controls and other restrictions that may temporarily or permanently prevent the inclusion of such revenue in the distributor's gross receipts or the LLC's Gross
   Revenues.

   10. Audience Appeal Is Unpredictable--The ultimate profitability of any motion picture depends upon its
   audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.








                       DESCRIPTION OF BUSINESS



   Market Overview/State of the Industry

        MPAA Theatrical Market Statistics Report According to the
  2005
   Theatrical Market Statistics
   Report, U.S. box office for 2005 was $8.99 billion. The MPAA report states that for the fourth straight year, domestic cumulative box office from all studios continued to hold near $9 billion. The report further states that Worldwide box office held steady at $23.24 billion in 2005.
  Although
   down 7.9% from 2004, the worldwide
   box office reflected a 46% increase over 2000. U.S. theatre admissions were down 8.7% in 2005, at a total of
   1.40 billion. This compares to 1.54 billion in 2004. In 2005,
  PG and
   PG-13 films accounted for 85% of the
   year's top 20 films. The average cost to make and market an MPAA film was $96.2 million in 2005. This includes $60 million in negative costs and $36.2 million in marketing costs. Also, in 2005, the average ticket price for the U.S. was $6.41. This represents a 3.2% increase over the 2004 average ticket price of $6.21. In
   2005, the total of new films released increased by 5.6% from 2004, with 549 new films versus 520 in 2004.
   [Source: MPAA 2005 Theatrical Market Statistics Report].

        Domestic Box Office 2005   The earliest tabulations for total
   domestic box office in the recently
   completed year of 2005 were $8.75 billion, down from $9.2 billion in
   2004. The rising trend in ticket prices
   help to obscure an ever steeper drop in the theatrical admissions which came in 11% lower than the previous year (1.32 billion, down from the 1.48 billion of 2004). In addition, 527 films were released domestically in 2005, compared with 507 in 2004. [Source: Variety.com Box Office News, December 30, 2005]

        In prior years, total box office revenues in the domestic marketplace for 2004 came in at $9.214 billion as reported by Nielsen EDI. That compares to the 2003 figure of $9.166 billion. Thus, 2004 only
   experienced a very slight 0.5% increase over 2003. In addition, according to industry analysts, the 0.5% gain in the overall box office was principally attributable to a 3%
  increase
   in movie ticket prices, because overall
   admissions as theatres fell in 2004 by 2.5% to 1.481 billion. That was the 2nd year in a row that movie attendance declined. It fell 5% in 2003.

        Worldwide Box Office   The global box office fell by 6% in
  2005
   but is forecast to grow by 12%
   over the next five years, according to a new report from Informa Telecoms and Media. Informa's "Global
   Film: Exhibition and Distribution" estimated a worldwide box office
   dip to $22.3 billion in 2005, down from
   $23.7 billion in 2004. The report predicts the figure will hit
  $24.9
   billion in 2010. Also, ticket sales fell to 7.8 billion in 2005 from 8.4 billion in 2004. Ticket sales are expected
   to rebound to 8.2 billion by 2010, according to Informa.

        The report also points out that the geographical split of box office earnings has not substantially changed over the past ten years and will not alter at all over the next five. North America accounted for 45% of the global box office in 2005, down slightly from 46% in 2000, but up from 43% in 1995. Informa predicts that share will remain constant at 45% through 2010. Europe has gained share marginally since 1995, up to 30% from 28%, at the expense of the Asia-Pacific region, which has dropped from 23% a decade ago to 18% in 2005. [Source: Variety.com, "Study has Faith in Global B.O. Bounce", Adam Dawtrey, January 4, 2006]

        Home Video   Despite unit sales being up, consumer
  spending on
   home video declined this year.
   Preliminary projections for overall spending on all video rentals and sales in the U.S. for 2005 indicate a drop of less than 1% from $24.1 billion of 2004, according to DVD Exclusive (a sister publication of Daily Variety).
   Among the factors for the overall decline of the home video market to $24 billion are: (1) the continued
   collapse of VHS   down roughly 60% in 2005 to about $1.5
  billion, or
   just 6% of the overall homevideo
   market; (2) a 4% decline in the overall $7.78 billion rental market,
   which has been sliding since its peak of
   $8.4 billion in 2001; (3) rapidly falling DVD retail prices;
  (4) the
   continued growth of TV DVDs whose many
   hours of content keep consumers satisfied longer between
  purchases;
   and (5) top titles not reaching the same
   heights   only one title topped $230 million in 2005. In 2004,
  there
   were three, two of which exceeded $300
   million.

        Despite the 1% decline in revenue of the entire home video market, total spending on DVDs alone was up to $22 billion, a near 10% jump from 2004. [Source:
   Variety.com, "Spending on DVDs up 10%", Scott
   Hettrick, December 29, 2005]. Furthermore, with the number of DVD units shipped expected to jump from
   715 million to 1.5 billion in the upcoming years, consumer spending
   on DVDs is expected to more than double
   to $51 billion by 2008. [Source: "Aud Spending Spike   Surprise
  Hits
   Expected to Push B.O. Up 10%",
   Michael Learmonth, Variety.com, August 1, 2004]

        International Marketplace   2004's international box
  office for
   the Hollywood-based U.S. major
   studio/distributors, independent distributors, and even local producers around the world was much improved.
   Motion picture ticket sales beyond the North American market
  (Canada
   and the U.S.) rose to $12.5 billion
   with films released by the Hollywood-based major studio/distributors and their subsidiaries accounting for
   $9.2 billion (73.6%), while the other releases brought in $3.3 billion in the international marketplace (26.4%).
   The 2004 international box office figure surpassed the 2003 mark by
   $2.4 billion. According to the MPAA the
   major studio/distributor pictures earned $10.1 billion at the box office in 2003. These totals do not include the box office earnings of Indian or Chinese films in either of those markets.

        A six-year record of the worldwide box office revenues generated by the film releases of major studio/distributors appears to demonstrate a steady climb:

                       1999      $  7.5 billion
                       2000      $  7.8 billion
                       2001      $  8.0 billion
                       2002      $  9.6 billion
                       2003      $10.1 billion
                       2004      $12.5 billion

   [Source: "Indie Spirit Takes Hold O' Seas Auds   Boffo Biz
  Abroad as
   Tix Sales hit $12.5 Billion", Don
   Groves, Variety.com, January 6, 2005]

   Latin American Pay Television The research group Informa
  Telecoms &
   Media predicts that pay
   TV revenues in Latin America will nearly double from 2004 levels to about $12 billion by 2010. The
   Americas Television report also forecasts that subscriber levels in
   Latin America will climb to 26.9 million by the end of 2010. The damaging recessions in various countries have passed, the researchers say, and, unlike previous short-term recoveries, the signs are that this time growth
   will be sustained. Reliable data about pay
   TV homes in Latin America is hard to come by given high rates of piracy and under-reporting of subs to programmers by some operators. Industry estimates range from 16 million to 18 million cable and satellite homes, with sub growth essentially flat for the past few years.
  The
   Informa report also predicts a rapid
   increase in the adoption of digital technology. It calculates that Latin America had 4.7 million digital homes by the end of 2004, including 1.9 million in Mexico. That figure is expected to rise to nearly 13 million by the end of 2010. [Source: "Report Sees Spike in Latam Revs", Variety.com, April 7, 2005]

        PriceWaterhouseCoopers Study   According to the latest
  industry
   forecasts by
   PriceWaterhouseCoopers, 88% of U.S. households will have DVD players by 2008. With some $7.7 billion in
   rental income taken into consideration, consumers will spend nearly four times more money on movies and
   TV shows on disc than they do at the box office by the end of the decade. The predictions are part of PriceWaterhouseCoopers' annual "Global Entertainment and Media Outlook" review of consumer and intra-industry spending in all mediums.

        The report states that the continued DVD sales boom predicted for the next three to five years will be due largely to the addition of more than 40 million DVD households in the U.S. alone. That kind of hardware expansion should more than double the volume of DVD units shipped, from around 715 million units today to some 1.5 billion within the next five years, which is expected to more than double the $22 billion currently spent by DVD consumers today.

        In addition, the PWC report predicts that total U.S. cinema admissions will rise only slightly over the next five years to around 1.76 billion tickets sold. Ticket price hikes nevertheless are expected to help fuel a
   5.4% total Domestic B.O. gain to $12.3 billion by 2008 versus the $8.75 billion in 2005. Overall,
   PriceWaterhouse sees total filmed entertainment spending at the worldwide box office and homevideo/DVD rising at 7.5% annually over the next five years to reach $108 billion, up from $75 billion in 2003. [Source:
   "Powerful Disc Drive   DVD Spending to Vastly Outweigh Box
  Office",
   Meredith Amdur, Variety.com, June
   28, 2004]

        Consumer Spending   According to a study conducted by
  merchant
   bankers Veronis Suhler
   Stevenson, consumer spending on filmed entertainment in the U.S. will increase by more than 8% annually during the five year period ending in 2009. That means overall consumer spending on filmed entertainment is expected to increase to $108 billion during that time period up from
   the $75 billion spent in 2003. That growth will apparently be fueled by new technologies that will give film distributors an increasing number of opportunities to market movies. Such technologies extend the life of
   a movie and multiply its possible revenue streams and include digital film over the internet, large library pay-per-view (iPods, computers, satellite), direct broadcasting, near video on demand, and more.

        DVD sales continue to show growth. Total spending by
  consumers
   and institutions on DVDs was
   projected to surpass $100 billion by 2007. As of 2003, there was reportedly some 26.4 million households with DVD players in the U.S., which helped generate total video
  and
   DVD software spending of $24.4 billion
   in the previous year. [Source: "Spending on Media Rises   Growth
   Forecast to Reach $828 bil by 2007",
   Meredith Amdur, Variety.com, August 10, 2003] Consumer spending on DVDs is expected to more than double to $51 billion by 2008, while spending on the VHS format is expected to drop sharply in the upcoming
   years. [Source: "Aud Spending Spike   Surprise Hits Expected to
  Push
   B.O. Up 10%", Michael Learmonth,
   Variety.com, August 1, 2004]




        The combination of the Internet, low-cost monthly subscriptions, and mail order allowing people to keep DVDs as long as they want, is a winning formula across the United States, Europe, and Australia. "DVD rentals in the USA overtook video and have stayed in the lead since
   last June when they hit the 28.2 million mark against 27.3 million video units", according to figures published by the Video Software Dealers'
   Association. With its strong movie culture, Europe has become a strong market, and Australia with its rental-friendly market is seen as the next new market for rentals.
  [Source:
   DVD News Digest, May 21, 2004]

        It is no longer unusual for video sales to be twice or even three times the volume of theatrical sales.
   (The Hollywood Reporter, DVD issue). Moreover, DVD has already outstripped its VHS counterpart as the larger of the two components of home video rentals. Neither is it unusual, even for a mediocre film, to recoup its costs solely from home video revenues that may far outstrip a lackluster theatrical run. [Source: VSDA
   2003 Annual Report on the Home Entertainment Industry] With box-office revenues accounting for only 26% of film's gross revenue, having a product that performs well in the
   ancillary markets is essential to a film's long-term success. [Source: www.pbs.com "The Monster that Ate Hollywood" October 8, 2005]

        DVD Sales   "According to the MPAA, DVD sales now deliver
  more
   than 40% of a studio's
   international income; independent distributors claim gains in excess of 30% -- due to insatiable consumer
   appetite for rental but particularly sell-through DVD product.
  This
   phenomenal growth is stimulating the
   marketplace in fundamental ways; providing novel business models, cost-effective exploitation of archive assets and even first-out distribution that circumvents the tricky theatrical sector." [Source: Screen
   International]

        "Discount retail juggernaut Wal-Mart now accounts for a whopping 33% of all new and used DVD and VHS purchases in the U.S., according to a new survey of America's burgeoning population of DVD lovers . . . Based on data samples between October 2003 and April 2004, NPD found that mass market retailers as a whole are responsible for 42% of all VHS and DVD purchases. Best Buy is making inroads on Wal-Mart with 13% of all units sold, with rental shop Blockbuster and retailer Target claiming around 6% each."
   [Sources: Meredith Amdur, Variety, and NPD VideoWatch]

        "According to the latest industry forecasts by PriceWaterhouseCoopers, some $7.7 billion in rental income taken into consideration, consumers will spend nearly four times more money on movies and TV shows on disc than they do at the box office by the end of the decade." [Sources: Variety and
   PriceWaterhouseCoopers' annual "Global Entertainment and Media
   Outlook"]

        Brief History of DVD   From an historical perspective, the
  use
   of DVD's did not take off quite as
   fast as some of the early predictions, but it has sold faster than the videotape, CD and laserdisc formats. In fact, before the third anniversary of the availability of the
  DVD as
   of March 2000, the DVD had become the
   most successful consumer electronics entertainment product ever. As of the fall of 2003, 16 million DVD-
   Video players had been shipped in the U.S. adding to an existing installed base of 73.3 million. In addition, more than 27,000 DVD-Video titles were available in the U.S. at the
   time and that number has certainly
   increased since. [Source:
  http://dvddemystified.com/dvdfaq.html#1.9]

        DVD player Sales in the U.S. from the first year of its introduction:

                  1997           315,136
                  1998        1,089,261
                  1999        4,019,389
                  2000        8,498,545
                  2001      12,706,584
                  2002      17,089,823
                  2003      21,994,389
                  2004      19,999,913

        [Source:
   http://www.thedigitalbits.com/articles/cemadvdsales.html]

        When DVD players became available in early 1997, Warner and Polygram were the only major movie studios to release titles. Additional titles were available from small publishers. The other studios gradually joined the DVD camp. Dreamworks was the last significant studio to announce full DVD support.
   Paramount, Fox, and Dreamworks initially supported only Divx, but in the summer of 1998 they each
   announced support for open DVD. [Source:
   http://dvddemystified.com/dvdfaq.html#1.9]

        Eventually, DVD player sales exceeded VCR sales in 2001. DVD recorders are expected to hasten the death of VCRs once the price difference is small enough. DVDs have many advantages over tapes, such as no rewinding, quick access to any part of a recording and fundamentally
   lower technology cost for hardware and
   disc production. By 2010, VHS may be as dead as vinyl records were in 2000. [Source:
   http://dvddemystified.com/dvdfaq.html#1.9]

        Distributor Revenue Streams In a comprehensive media study, MediaCast 2008, Paul Kagan and
   Associates presented estimated revenue forecasts for entertainment media distributors. According to the study, entertainment revenues in the U.S. grew at twice the inflation rate
    9.8% per year   between 1992 and 1998.
   Combined revenues of the entertainment economic sector are expected to grow an average of 8.3% per year to
   top the one trillion mark in 10 years (i.e., 2008) based on the study.

          Estimated Distributor Revenue Streams ($ millions)
        (Source: Paul Kagan Associates, Inc.   Mediacast 2008)

        Revenue Sources                       2008             %


     Domestic (North America)
     Theatrical Rentals                   5,739         19.78
     Home Video                         13,836          47.69
     Broadcast Networks                      988          3.41
     Pay Television                            1,742           6.00
     Syndicated Television                        268            .92
     Basic Cable                          2,532           8.73
     Merchandising/Licensing                 977          3.37
     PPV/DBS/VOD/DVOD                2,828           9.75
     Hotel/Airlines/Military/Other                     104

   .36
          Total Domestic                     29,014         100.0%

     Foreign/International
     Theatrical Rentals                   8,257          29.17
     Home Video                           6,623          23.40
     Network TV/Syndication               4,223          14.92
     Pay Television                            4,211          14.88
     Merchandising/Licensing              1,936            6.84
     PPV/Hotel/Airline                    3,054          10.79
          Total Foreign/International        28,304         100.0%

   The data in the above chart shows that the major changes in film revenues are expected to come from technologies that have existed for several years but have not yet emerged as major forces:

                          Pay-per-view
                          Direct broadcast satellite
                          NVOD/VOD
                          Digital streaming and direct-to-theatre
   delivery

   The Independent Film Industry

     Independent Film   An independent film, by definition, is any
  film
   financed by a source other than a
   so-called major studio/distributors, such as Paramount, Universal, Warner Bros., Sony, Disney and 20th
   Century Fox. While the Picture may eventually be distributed by a major studio, the cost of production and the final preparation of a ready-to project negative print - the "Negative Cost" - comes from other sources, independent of such studios.

     Otherwise, the same processes apply to an independent film as they do to a studio film
   development, pre-production, production and post-production. As with
   Spring Break '83, a smaller production
   company usually raises money for one film at a time. Often these independent production companies are owned or controlled by the creative people involved, such as a writer/director, writer/producer, actor/producer complemented by a financial partner or investment group.

     By working outside of the studio system, an independent producer is free from the homogeneity of a studio production and can exercise more control over the look and style of the film, and without the deep pockets of the studio to fall back on, a high degree of focused, budgetary vigilance and cost monitoring can be implemented. This means that independent producers can devote more time to their projects and plan their budgets more efficiently by giving greater attention to their lower-budgeted material. Unlike studios, the independents avoid the overhead costs of maintaining large administrative staffs. Consequently, independent films are generally produced for a fraction of the cost of studio-produced films.

     "Look at the history of major studio releases. One-fourth to one-third of their films were produced by indies. There's a reasons for this. Research has shown that there's
   a higher ratio of success with indie-acquired product over in-house productions." [Source: Larry Sugar, motion picture financing and marketing consultant in Los Angeles, as quoted in the Hollywood Reporter]

     Independent films also benefit from broader opportunities and increased flexibility. This is of great significance in a film's distribution phase where it is possible to
   license the rights to the picture to separate distribution entities thereby maximizing its earning potential keeping the revenue streams from domestic
   (U.S. and Canada) and international markets separate.

     Of significance to potential investors is the consideration that independently financed pictures provide an opportunity for both the investors and the producers to share the
   revenues of a film, unlike pictures financed by a larger studio where significant allocations of overhead and other charges require substantial deductions from the film's revenue stream and thereby drastically reduce the potential for profit.

     Growing Importance of the Independent Film Industry   The growth
   and success of the
   independent film is a continuing phenomenon in the motion picture industry. Somewhat cyclical in nature from year to year, the trend really took off in the late
  1970's. The
   boom was Fostered in part by Robert
   Redford's Sundance Film Festival and filmmakers like John
  Cassavetes
   and others who proved, conclusively,
   that it was possible to make a film for far less money than the studios did. This trend grew through the 1980's and 1990's as major studios underwent a radical process of restructuring when expensive production facilities and staff, significant overhead expenses and runaway productions forced them to follow new business models, calling for fewer films, but expecting higher grosses per film.
  As a
   consequence, smaller companies with
   lower-budgeted films were able to command a bigger share in the market. Currently, independent films are now a firmly established and permanent segment of the motion picture
   industry.

     The 2004 box office for independent films accounted for $3.8 billion of North American box office receipts, 40 percent of a total $9.2 billion total box office [Source: "Filmmakers and Financing" S. Levison
   2004] In addition, the most recent survey of the Independent Film and Television Alliance (IFTA) shows a total of $2.6 billion for U.S. independent films in overseas sales.
   [Source: IFTA Annual Survey 2004]

     In addition, the production cost and marketing for major studio/distributor releases have continued to increase. In 2003, the average cost of producing and marketing a major studio/distributor motion picture surpassed $100 million for the first time. With this ridiculously high price tag on studio films, foreign market distributors started scavenging film markets hoping to find a reasonably priced independent film that can attract audiences and make money. In 2005 alone, the American Film Market, the largest North American independently driven trade forum, saw a 15% growth rate in the number of participating distributors. [Source:
   AFM Books Record Number of Exhibitors", G. Kilday, 2005]

     Moreover, recent studies show studio produced and released films have suffered a 6.5% box-office retreat in 2005 as the studios are being forced to watch some of their frustrated mainstream audiences turn to smaller, more independently driven stories, like Crash and Hustle and Flow. [Source: The Times Herald
   "Box-Office Slump has Theaters Reeling", B. Chapin, 2005] Some industry observers suggest that this is because the recent strategy of studios to produce remakes, sequels,
   and biopics have left audiences longing for something more original. This effect could have been foreshadowed with the extreme success of independent films in 2004, including the hit sleeper Napoleon Dynamite and the highest grossing independent film of all time, The Passion of Christ, which grossed more than $370 million at
   the box-office. [Source:
   www.imdbpro.com "Title Search Engine" 2006]

     Independent Films Benefit Greatly From "Buzz"   Events have
   recently shown that independent
   films with good "buzz" (pre-release notices by reviewers, film festival success and good public relations, along with positive word-of-mouth) may not only survive but ripen and flourish. Significant examples are the Blair
   With Project and My Big Fat Greek Wedding. Both pictures were released on a relatively small number of screens nationwide. As audience approval grew and friends and family
   were referred, the films began to enjoy
   wider and wider release in more and more theatres in more and more cities. NO ASSURANCES CAN BE
   PROVIDED HOWEVER, THAT THE LLC'S FILM WILL ACHIEVE SIMILAR
  NOTORIETY.

     Sundance Film Festival 2006   The Sundance Film Festival
  (held in
   Utah late in January each year
   and often promoted as the foremost platform for American independent cinema) experienced a major jump in
   U.S. submissions for this year's festival, 379 more than 2005 for a total of 1,764 U.S. submissions in 2006.

     The Fox specialty distribution subsidiary Fox Searchlight made the first buy of the 2006 Sundance
   Film Festival, acquiring the worldwide rights to distribute Little Miss Sunshine in a heated bidding war that reportedly ended at more than $10 million dollars (plus 10% of the gross). The picture was produced by the husband-wife commercial and music-video team of Jonathan Dayton
  and
   Valerie Faris. Distributors
   immediately began making offers on the ensemble film, starring
  Greg
   Kinnear, Toni Collette and Steve Carell, after the picture received a standing ovation at its Sundance premiere. Offers then flooded into sales rep
   Cinetic Media from Focus Features, the Weinstein Co, and Miramax Films. Warner Independent Pictures was also in the mix. Little Miss Sunshine follows a motley, six-member family trekking to the Little Miss Sunshine pageant to fulfill the wish of a big-dreaming 7-year old. The script
   was written by Michael Arndt and produced through the Big Beach and Bona Fide Prods. Banners by Marc Turtletaub, David T. Friendly, Peter Saraf,
   Albert Berger, and Ron Yerxa. [Source: Variety.com, "Searchlight Spends the Big Bucks", January 21, 2006
   Ian Mohr and Pamela McClintock]

     The Science of Sleep was the second major buy of the '06
  Sundance
   Film Festival. Warner
   Independent Pictures acquired rights to writer-director Michel Gondry's film with the bid coming just 20 minutes after the film premiered. The Warner specialty distributor subsidiary reportedly paid $6 million for
   U.S., U.K., and Canadian rights to the sci-fi drama, which stars Mexican actor Gael Garcia Bernal. The
   Science of Sleep was described as more experimental than any of the
   director's previous work. The film
   follows Bernal as a withdrawn man who returns to his childhood home,
   where his fanciful and disturbing
   dream life threatens to take over his waking world. WIP president Mark Gill crafted the deal with WIP acquisitions executive Paul Federbush, UTA and CAA. WIP is planning
   to release the picture later this year as
   a platform rollout to minimize marketing costs. The film was produced by Georges Bermann. United Talent
   Agency and Creative Artist Agency were co-reps on the deal. UTA's indie unit packaged the film.
   [Variety.com, "Film Flurry   Brisk Biz Hits Park City," January
  23,
   2006, Ian Mohr and Pamela McClintock]

     Other film acquisition activity at the 2006 Sundance Film
  Festival
   included IFC's pick up of North
   American rights to Bent Hamer's dark comedy Factotum. The film stars
   Matt Dillon, Lili Taylor, Fisher
   Stevens and Marisa Tomei. It premiered at Cannes. Based on Charles Bukowski's semi-autobiographical novel, the script was written and produced by Bent Hamer with Jim
  Stark.

     Sony Pictures Classics also closed a deal on this year's Russian Oscar entry The Italian in North
   America for North American distribution. The acquisition, which was not a Sundance selection, is the feature debut of helmer Andrei Kravchuk. The story follows 6-year-old
  Vanya
   (Kolya Spiridonov), who must choose
   between letting himself be adopted by a foreign family or running away to find the mother who abandoned him. The picture premiered in Berlin last year. [Source:
   Variety.com, "Searchlight Spends the Big Bucks",
   January 21, 2006, Ian Mohr and Pamela McClintock]

     Miramax Films made its biggest festival acquisition of the post-Weinstein era at the '06 Sundance
   Film Festival, shelling out $3 million for North American rights to
   Patrick Stettner's mystery thriller The Night
   Listener. The film, starring Robin Williams and Sandra Oh, marks Miramax's first Sundance buy under new president Daniel Battsek. IFC co-financed the picture with Gotham production banner Hart Sharp and was reportedly prepared to release the film itself if a major buyer did
   not materialize at Sundance. Lionsgate and Sony Pictures Classics were among the companies showing interest before Battsek closed the deal. The picture is based on an Armistead Maupin story about a popular radio host who
   develops an intense phone relationship
   with a young listener and his social worker.

     In other '06 Sundance activity, the BBC acquired British
  broadcast
   rights to IFC's This Film Is Not Yet
   Rated, writer-director Kirby Dick's documentary   an inside
  look at
   the Motion Picture Association of
   America's rating system. Hong Kong and Amsterdam-based Fortissimo Films signed on to represent the documentary's international rights. British distributor Momentum Pictures acquired all U.K. rights to writer-director Jody Hill's martial arts comedy The Foot Fist Way, which screened in the Midnight section at Sundance. Pathe acquired U.K. distribution rights from the French sales company Wild Bunch to The Fox and the Child, the just-announced follow-up from March of the Penguins director Luc Jacquet. And TF1 Intl.
   snapped up all non-English-speaking territories to Christopher Quinn's documentary God Grew Tired of Us, which had its world premiere at Sundance. [Source: Variety.com, "'Listener' Speaks to Miramax Docu Sales
   Slow at Fest", January 24, 2006, Pamela McClintock and Ian
  Mohr]

     Independent distributor Lionsgate acquired world rights to director Chris Gorak's debut film, the dirty bomb thriller Right at Your Door. The film follows the detonation of
   a dirty bomb in L.A. and a married man
   who decides to seal himself inside his home to escape a possibly toxic cloud. The picture stars Mary
   McCormack and Rory Cochrane. Jonah Smith and Palmer West of
  Thousand
   Words produced. Lionsgate Intl.
   will handle overseas rights.

     IFC Films made the festival's first documentary buy, paying about
   $1 million for rights to Wordplay.
   IFC beat out a bevy of potential buyers -- including Picturehouse, Warner Independent Pictures and Roadside
   Attractions -- to get Wordplay, which world premiered at Sundance in the documentary competition category.
   Cinetic Media was repping the film's rights. The picture takes a look at New York Times crossword editor and NPR host Will Shortz and the national tournament that he founded. Patrick Creadon directed Wordplay and
   Christine O'Malley produced. [Source: Variety.com, "Sale Spree
  Hits
   Slopes", January 25, 2006, Ian Mohr and
   Pamela McClintock]

     The Darwin Awards, the last of the Sundance so-called buzz titles to premiere at the festival was
   acquired by Bauer Martinez. The picture stars Joseph Fiennes,
  Winona
   Ryder, David Arquette and Juliette
   Lewis. [Source: Variety.com, "'Darwin' Deal Quickly Evolves",
   January 26, 2006, Pamela McClintock and
   Ian Mohr]

     The foreign sales company Katapult picked up overseas rights to the documentary TV Junkie repped by ICM, Submarine and Ring the Jing Entertainment at Sundance. The film is a portrait of journalist Rick
   Kirkham as he struggles to balance his personal life while in the throes of drug addiction. The film was produced by Michael Cain, who co-directed with Matt Radecki. Katapult is based in Los Angeles and headed by Thomas Mai and producer Joni Sighvatsson.

     Roadside Attractions and Samuel Goldwyn Films reportedly paid somewhere in the low- to mid-six figures for domestic rights to the comedy Stay. The two companies are partners in the IDP distribution label.
   Stay was being repped here by WMA, and the domestic pick-up came just a day after French company
   Gaumont acquired overseas rights to the picture. Stay follows a young, engaged teacher (Melinda Page
   Hamilton) who is haunted by an impulsive sexual encounter from her past. When she reveals her secret, all hell breaks loose. The script was written and directed by comedian Bob Goldthwait. It was produced by Martin
   Pasetta Jr. [Source: Variety.com, "TV Junkie', 'Stay' Sell at Sundance", January 27, 2006, Ian Mohr]

     ThinkFilm reportedly paid about $1 million to acquire North American distribution rights to Half
   Nelson starring Ryan Gosling and Anthony Mackie. The film follows a unique relationship between a white
   school teacher, his African-American student and a local drug dealer. It is a feature-length version of writer-director Ryan Fleck's Sundance-winning short film Gowanus,
  Brooklyn.
   Anna Boden co-wrote the feature
   version and also was one of its producers. The film's other producers included Jamie Patricof, Alex Orlovsky,
   Lynette Howell and Rosanne Korenberg. Paul Mezey, Doug Dey,
  Charlie
   Corwin and Clara Markowicz were
   executive producers. [Source: Variety.com, "ThinkFilm Wrestles
  'Half
   Nelson' Rights", January 29, 2006, Ian
   Mohr.

     In other activity director Ramin Bahrani's Man Push Cart was acquired by the independent distributor
   Films Philos for a domestic release. The picture already had foreign deals for distribution in France, Greece and Benelux through Paris-based sales rep Wide Entertainment. Man Push Cart follows a Gotham street vendor and his struggling life in the city. In addition, domestic rights for La Tragedia de Macario, directed by 23-year-old first-timer Pablo Veliz, were acquired by Independent distributor Arrival Pictures. [Source:
   Variety.com, "ThinkFilm Wrestles 'Half Nelson' Rights", January
  29,
   2006, Ian Mohr.

     Sundance Film Festival 2005 The '05 Sundance Film Festival received 2,613 feature submissions for its 21st year's event (2005). Of those, 1,385 were U.S. films and 1,228 originated in other countries. Seven hundred sixty-one (761) American narrative features were submitted.
   For the first time this year, the festival instituted an international competition. In prior years, international films were screened but did not have a competition category of their own. Last year (2004) the festival received 2,485 total entries, 1,285 domestically and 1,200 from abroad. A total of 120 films were screened at the festival in 2005, whereas 137 were screened there in 2004. [Source: "Sundance Stepping to an Int'l Rhythm",
  Todd
   McCarthy, Variety.com, November 29,
   2004]

     At the 2005 Sundance Film Festival, Paramount Pictures and MTV Films reportedly committed to paying a $9 million dollar advance for Craig Brewer's film
  Hustle &
   Flow, in addition to some future
   production commitments to the film's producer John Singleton.

     Lions Gate Films reportedly paid nearly $4 million (for worldwide rights outside the U.K., Spain and
   Australia) for the David Slade drama Hard Candy (the story of a romance between a teenage girl and an older man that began on the Internet). The film premiered at this year's Sundance Film Festival. Apparently, Lions
   Gate Films, also agreed to give the filmmakers 20% of the film's gross (most likely meaning some defined form of adjusted distributor gross receipts).

     Dimension Films reportedly bought U.S. rights to Greg Mclean's Australian horror film Wolf Creek for $3.5 million just prior to the festival. Paramount Pictures reportedly paid about $2 million for the worldwide rights outside Australia and New Zealand for Mad Hot
   Ballroom.

     The total distributor advances on the 2003 Sundance film's Saw, Garden State, Napoleon Dynamite and Open Water only barely exceeded $10 million, but those
  Sundance
   films have collectively earned $157
   million in their domestic releases, and all of them are expected to do well in DVD. Moreover, they were all
   directed by first time directors. [Source: "Pickup Pace Quickens", Dana Harris, Variety.com, January 30,
   2005]

     Key Film Industry Trends--A report on key trends in the media and entertainment industry prepared
   by Arthur Andersen and released at the beginning of the decade concluded that "This industry is very robust and healthy." John Nendick, global managing partner of media and entertainment at Arthur Andersen stated:
   "As the demand for content continues to climb, it has immense upside." Arthur Andersen surveyed 35 companies, including the major entertainment conglomerates, and found that the number of new films released domestically grew 19.5% in the past five years, while the number of
   movie screens decreased by 13%. The
   firm also found, however, that less than 50% of the films made in the past three years have been profitable.
   [Source: The Hollywood Reporter, December 26, 2000-January 1,
  2001,
   pages 3 & 45] The Producers of the
   LLC's Film recognize, however, that their Motion Picture may or may not be able to participate in this
   industry-wide upside potential, since the production and distribution of an independent film is such a high-risk venture (see "REQUIRED NOTICES Risk Factors").

     Global box office revenue is expected to grow to $28 billion by the year 2010, although the number of moviegoers is expected to only rise a modest 19% by that same year.
   Those are the conclusions reported in the third edition of Global Film: Exhibition and Distribution, a report
   published by the research entity Baskerville
   Communications. Despite low admissions growth, global box office figures are expected to rise 55% over the first decade of the 21st Century, with much of the increase due to multiplexes charging higher ticket prices than traditional cinemas. The U.S. took an estimated 43% of global box office in 2000, and this share is expected to fall only slightly to 39% by 2010. The top ten countries
   accounted for about 81% of the global box office in the year 2000, while this percentage is considered likely
   to fall only slightly by 2010. [Source:
   Global Film: Exhibition and Distribution, Baskerville
   Communications]

     These changes in the marketplace in the U.S. and abroad have created an ongoing demand for new movies. And yet, despite this demand, the Producers have observed that the proportion of motion pictures produced and released by the major studios has declined in recent years. Based on periodic reports in the industry trade publications, this is due largely to increased studio
   overhead and Hollywood production costs
   which have driven the budgets of studio films up to an average of approximately $60 million (without considering marketing costs). Independent films, conversely, have experienced a growth in both number and percentage of total films released. With budgets averaging a fraction of the major studios, independent producers have been able to turn out films that have successfully competed with the higher-cost Hollywood films, while also offering the possibility of a higher rate of return. The majors have recognized there is profit potential in the marketing and exploitation of independent films. Not surprisingly, this has lead to a significant consolidation, whereby most all studios now own, or are affiliated with, an independent or specialty distributor
   (i.e., Disney/Miramax, Paramount/Paramount Classics; Sony/Sony Pictures Classics and Screen Gems, Warner
   Bros./New Line, Fine Line and Warner Classics, Universal/Focus
   (formerly USA   October+Gramercy).
   Traditionally, as much as 50% of major/studio releases are of independently produced films. Thus, the opportunity for the LLC's Film is to produce a quality motion picture that will be acquired for distribution by a major studio/distributor or specialty distributor affiliate or finally by one or more independent distributors such as the companies of the International Film and Television Association, formerly known as the American Film
   Marketing Association (see "RISK FACTORS").

     New Technologies and Related Revenue Sources--There are continually new avenues of distribution and delivery technology. More TV channels are being created and high-tech movie megaplexes are changing the landscape of the foreign distribution marketplace, especially in France, Italy, Eastern Europe and
   Russia. In the domestic U.S. market, which started the trend, giant cineplexes or megaplexes with 10 to 12
   screens per complex have replaced the local single-screen or 3 screen theatres.

   A number of new technology-driven film delivery/distribution methods are expected to begin
   maturing during the "exhibition life" of Spring Break '83 and may become important additional revenue sources. Among them are:

             Large Library pay-per-view (PPV)
             Direct Broadcast Satellite (DBS)
             NVOD   Near Video on Demand
             VOD   Video On Demand

   Digital Film Over the Internet--Digital film delivered over the Internet, is also expected to continue to grow. In addition, changes in the core nature of distribution brought about by digital or electronic delivery of media is expected to continue. The 35mm negative is not dead, but
   it's days are numbered   as may be those of
   the neighborhood video store. A report by SRI Consulting recently stated that "movies encoded as digital data files, either recorded on optical disk and physically shipped or broadcast via satellite or land line, will increasingly replace film prints as the preferred method for distributing movies to theatres by 2005."

     The Movie Piracy Problem--A recent study of movie piracy indicates that online piracy (conducted
   by peer-to-peer networks) is costing the film business about $850 million per year in revenue. The study, released in January of 2005 by the Informa Media Group, found that the estimated lost revenues stemming from digital piracy is about 25% of that for hard-copy piracy, which
   the group estimated to be around $3.5
   billion for 2004. DVD piracy has been estimated at somewhere between
   $3 billion and $4 billion. The Informa
   "Film on the Internet" report is the first to attach a figure to the growing phenomenon of Internet piracy.
   According to the study, digital piracy is expected to nearly double to $1.7 billion by 2010, while hard copy piracy is expected to grow less aggressively to $4.5 billion.

     In the meantime, the MPAA has broadened its antipiracy campaign online with a second round of lawsuits directed towards alleged downloaders of pirated movies. The
   MPAA's member studios are also suing
   operators of indexing servers that help users locate and download pirated content.

     The impact of Internet piracy is somewhat mixed, however. Some film industry observers indicate that many of the films being downloaded are of such poor quality that they are less likely to influence someone's decision not to purchase the film through legitimate channels. In other words, the downloading of poor quality films may actually be serving as an extended promotional trailer for
   the movie, creating an increased desire to see a better quality version of the same film. On the other hand, the study also concludes that the biggest threat from piracy may be its tendency to generate bad buzz for a film, thereby discouraging people to see the film legitimately.

     Even though the study agrees that piracy is a significant problem, the study also noted that if pirated
   movies were considered a part of the global film business in 2004, bootleg DVDs would have represented only
   4.3% of revenue worldwide, while the illegal downloads from the Internet would have represented only 1.1% of worldwide revenue.

     In the meantime, the report suggests that the legitimate online film business is still in its infancy, reporting that in 2004, Internet video-on-demand revenues from sites
   such as CinemaNow and Movielink
   totaled a mere $11.7 million. On the other hand, the report indicates that such revenues are expected to increase to nearly $1 billion in 2010. The study concludes that the
   time may be right to expand those
   businesses because of reducing price points, flexible business models and advancements in home networking.
   [Source: "Study: Web Piracy Costing Bix $850 mil   Informa's
  Report
   First to Attach Figure to Growing
   Practice", Ben Fritz, Variety.com, January 27, 2005]

   The Impact of Significant New Industry Trends--Driven by new economic trends and the advance of technology, the film industry continues to evolve rapidly. Some of these key trends and advances, summarized below, are expected by the Films' Producers to have a positive impact on the success of Spring
   Break '83 in the form of new distribution and revenue sources.

   The International Market has overtaken the Domestic (U.S. &
  Canada),
   in terms of revenues from
   theatrical distribution. Foreign theatrical revenues now constitute more than 52% of total theatrical revenues.
   [Sources: Los Angeles Times, October, 5, 2002 and Screen International, January, 2004] Opinions expressed in this section for which a source is not otherwise cited are those
   of the Producers. NEITHER THE LLC'S
   MANAGER NOR ITS OWNERS ARE AFFILIATED IN ANY WAY WITH THE
  PUBLISHERS
   OF THE
   INFORMATION REGARDING THE FILM INDUSTRY AS REPORTED ABOVE.

   The Manager and LLC Management

     The individual filmmakers Mars Callahan and Rand Chortkoff are the owners of the LLC Manager,
   the Los Angeles-based feature film development/production company Big Sky Motion Pictures, LLC. Big Sky
   Motion Pictures, LLC serves as the Manager of the LLC and that newly formed manager-managed LLC
   serves as the investment vehicle and production/development company for the Film. Big Sky Motion Pictures
   has assembled an experienced group of filmmakers for the specific purpose of bringing Spring Break '83 to the screen (see "DESCRIPTION OF BUSINESS People of Spring Break '83 Production, LLC"). The address for the Manager's base of operations is 650 North Bronson Avenue,
  Suite
   B-128, Los Angeles, California 90004.

     The Manager will provide the LLC with its management's time, effort, skill and experience, and the rights to the Screenplay Spring Break '83, along with all necessary
   office, clerical and management support.
   The Manager will receive limited consideration for such contributions to the organization and management of the LLC (see "OFFERING INFORMATION--Manager and Affiliate
   Compensation"). It is anticipated that the Manager and its individual owners will serve in their respective capacities throughout the life of the LLC entity.

     The Manager has chosen to produce an independent feature film that its management believes will
   afford investors a rare opportunity to become involved in the making of a feature-length motion picture with
   worldwide appeal for sophisticated audiences. Specifically, the LLC's strategy is to produce a feature-length comedy with a production budget of approximately $6,000,000 for exploitation in markets and media in the United States as well as, to the extent feasible, throughout the rest of the world, in order for the Members and Manager to participate in the global revenue generating prospects of
   a continuously growing and somewhat
   recession-resistant industry.

     The LLC will be formed to finance, produce and arrange for the distribution of the Picture. The
   Picture will be an independent feature film, meaning that it is being produced outside the Hollywood studio system. The Manager has intentionally determined to produce an independent feature film based upon the belief that such strategy offers a greater likelihood of avoiding studio interference in the creative decision-making process. Furthermore, the Manager believes that by operating
   outside the Hollywood studio system it
   will be more likely to create a Film of a unique nature and merit which may create opportunities for effectively marketing the Film.

     The LLC will be managed by the Manager, which, in turn, will have the exclusive right to exercise
   control of the business of the LLC. In this connection, the Manager will make all decisions of the LLC with
   respect to most aspects of the financing and production of the Picture, as well as certain important decisions relating to the Film's production and distribution. More specifically, the Manager will have full power, authority and control over all creative, business, financial and legal matters in connection with the LLC and the development, production, and exploitation of the Film, and acquisition of all subsidiary and ancillary rights thereto and all exploitation of the Film, including, without limitation, decisions regarding the budget, the motion picture studio, the distributor, the name of any Screenplay and/or Film, structure and terms for Film deals, the director, cast, producer, music, writers, and the consideration for any rights granted or services rendered hereunder by the Manager and others. The Unit Holders are legally restricted from taking part in the control of the business of the LLC or in the production of the Picture and, in this regard, will have no right or authority to act for or bind the LLC. The Unit Holders will have only such rights and powers as Unit Holders as are expressly provided by the Operating Agreement (see
  "OPERATING
   AGREEMENT" at Exhibit "B").

     The Manager, the Manager's Affiliates, Counsel and consultants shall be held harmless and be indemnified by the LLC for any liability, loss (including amounts paid in settlement), damages or expenses
   (including reasonable attorney's fees) suffered by virtue of any acts or omissions or alleged acts or omissions arising out of such person's activities either on behalf of the
  LLC
   or in furtherance of the interests of the LLC if the Manager has determined in good faith that the course of conduct was in the best interest of the LLC and such liability or loss was not the result of negligence or misconduct by such person (see Article 7.11 of the LLC Operating Agreement at Exhibit "B").

   People  Of Spring Break '83 Production, LLC

   MARS CALLAHAN

                 Writer, Actor, Director and Producer
     Big Sky Motion Pictures CEO and an Owner of the LLC Manager

     Mars Callahan began his acting career at age eleven with a children's musical group for Columbia
   Artists, singing and dancing on stage in a thirty-seven state tour across the United States. By age fifteen, he landed a supporting role on the hit television series "The Wonder Years." Continuing to work in television, Mr. Callahan appeared in many other popular television series, such
   as "Cagney and Lacey", "Growing Pains",
   "The Facts of Life", "The Bronx Zoo" and "ER".

     After honing his skills as an actor in television, Mr. Callahan moved into the motion picture industry and appeared in several motion picture films directed by Dominic
   Sena   who cast Mr. Callahan opposite Brad
   Pitt in Kalifornia; Lawrence Kasdan   who featured him with
  William
   Hurt in The Accidental Tourist and
   Tom Hanks -- who cast Mr. Callahan in their second film together:
   That Thing You Do. Mr. Callahan has also appeared in films with other top box office stars, including Charlize Theron, Liv Tyler, George Clooney,
   James Garner and Martin Short.

     Mr. Callahan made his career debut as a motion picture
  director in
   1998 when he wrote and directed
   the short film "The Red Bag," which opened that years' Hollywood Renaissance Film Festival. Shortly thereafter in 1999, he wrote and directed the feature-length motion
   picture Double Down starring Jason
   Priestly. In 2000, Mr. Callahan wrote, directed and starred in the feature-length motion picture film Poolhall
   Junkies   with a supporting cast, including Academy Award winner
   Christopher Walken, Academy Award
   winner Rod Steiger and Academy Award nominee Chazz Palminteri. The film was nominated for best sports movie at the 2003 ESPY Awards.

     Mars Callahan continues to write and direct new material, including the new romantic comedy What
   Love Is, which completed principal photography in January 2006 and is currently in post-production. The producers describe What Love Is as a character-driven piece about a
   man, played by Academy Award-winner
   Cuba Gooding, Jr., who discovers a "Dear John" letter from his long-time girlfriend on the day he intends to propose marriage. Mr. Callahan directs, edits and oversees post-production for the films he produces.

     At age 34, Mr. Callahan resides in Los Angeles.

   RAND CHORTKOFF

              Producer and Music Acquisitions Executive
                       Owner of the LLC Manager

     Rand Chortkoff has more than twenty years experience in music production and promotion. His entertainment industry experience includes film financing and production, promotion and production of music festivals and the production of award-winning records.

     Mr. Chortkoff's company, Delta Groove Productions, Inc. has raised more than $30 million to
   facilitate the production of seven independent feature films during the last six years. Delta Groove also
   specializes in the production of movie soundtracks, music licensing, music publishing and marketing services.
   In addition, Delta Groove has produced and promoted many successful live concerts.

     Mr. Chortkoff is a 30-year veteran music producer and a lifelong devotee of American roots, blues and R&B. For almost a decade, he produced the annual Blues Hall of Fame Festival in Los Angeles, which showcased many legendary artists. He has also produced music for such artists as Albert King, Otis Rush,
   Chicago blues legends Jimmy Rogers and Billy Boy Arnold and Louis and Dave Myers of "The Aces."

     Currently, Mr. Chortkoff's Delta Groove Productions is involved with recording and marketing the traditional blues sound. He also seeks to discover those young artists who are honoring blues traditions and are carrying blues to today's music fans.

     Mr. Chortkoff oversees the production and acquisition of music for
   Big Sky Motion Pictures.

     At age 56, Mr. Chortkoff resides in Los Angeles.

   Consultants

   JOHN W. CONES
                            Attorney/Author/Lecturer
                             Counsel to LLC Manager

        John Cones is a securities/entertainment attorney licensed to practice in the states of California and Texas. His primary area of expertise is federal and state securities
   compliance for entertainment oriented
   business plans, limited partnership, limited liability and corporate stock offerings providing financing for
   feature films, Internet companies, television pilots, live stage plays, documentaries and infomercials. Mr.
   Cones has worked in that area of the law for 18 years in Houston and
   Los Angeles and has participated in the
   production of the required disclosure documents for more than 200 securities offerings. Some 35 independently produced feature and documentary films have been produced as a result of those investor offerings. In addition, he has incorporated, licensed and counseled
   regarding compliance matters, a half dozen securities broker/dealer firms engaged in such offerings. Mr.
  Cones
   has lectured on film finance topics for the past 18 years throughout the United States.

        He has authored four books Film Finance and Distribution--A Dictionary of Terms (Silman-James
   Press, 1992), Film Industry Contracts (1993) and 43 Ways to
  Finance
   Your Feature Film (Southern Illinois
   University Press-Summer of 1994).  The fourth book, The Feature
  Film
   Distribution Deal--A Critical Analysis
   of the Single Most Important Film Industry Agreement was released in
   December of 1996.

        Mr. Cones is a graduate of the University of Texas at Austin (Bachelor of Science in Communications
   '67 and Doctor of Jurisprudence '74) and currently resides in West Los Angeles, California.

   Prior Performance and Chart

        The LLC's Manager has served as the LLC Manager for one prior film offering (What Love Is, LLC).
   The offering raised $9,000,000 and the film has completed principal photography, is into post-production and a distributor is being sought. No revenues have been generated to date.

   Film Title     Dates of Offering   Offering Type  Offering Maximum

    Amount Raised

   What Love Is   Dec '04 - Dec '05   Reg D, 506
  $9,000,000

         $9,000,000

   Description of Property

        Neither the LLC Manager nor the LLC own any principal plants or other materially important
   physical properties. As noted elsewhere herein, the Manager proposes to conduct the LLC's business from
   offices at 650 North Bronson Avenue, Suite B-128, Los Angeles, California 90004. Production offices for the Film may be established elsewhere as needed. The LLC will share rental costs with the Manager.

   Plan of Operations

        The Spring Break '83 Production, LLC intends to finance the production of one feature film ("Film" or "Picture") with an estimated production budget of approximately $6,000,000. The Offering has no minimum, but has established a Maximum for Offering Proceeds at $9,000,000. The Manager is authorized to expend Investor funds for LLC purposes as soon as they are received
   and accepted. The Manager intends to
   use the Offering Proceeds plus creative Deferments, if necessary, to acquire rights to the Script, produce the Film, market it to distributors and engage in other distribution activities if necessary.

        Deferments of some or all of the budgeted salaries of creative personnel and others providing goods or
   services used in the production of the Picture may be used in conjunction with the Offering Proceeds. Such
   Deferments are not paid out of Offering Proceeds but out of the Film's revenue stream, if any (see definition of "Deferments" in the LLC Operating Agreement, Exhibit "B" and additional discussion at "Estimated Use of Proceeds"). Although the Manager anticipates that most Deferments will be paid following Investor
   Recoupment, the Manager has reserved the right to make deals with top-level talent so that their Deferments may be paid out of the LLC's Gross Revenues (i.e., prior to
  Investor
   Recoupment).

        It is the Manager's opinion that the Offering proceeds will satisfy the LLC's cash requirements to produce its stated objectives and that it will not be necessary to raise additional funds. The proposed Film is designed for release to markets and media throughout the world.
  The
   Picture is expected to receive an MPAA
   rating no more restrictive than "R".

        The balance of this Plan of Operations provides information relating to the nature of the story told through the subject Script, the rights to the Screenplay, the details of production plans (including a timetable) and the plans for marketing and distribution of the Film.
  Should the
   Film be completed and obtain distribution, it is anticipated that the Film will generate revenue for the LLC and its Member/Investors through an ongoing percentage participation in the Film's earnings in each market and media in which it is exploited (see discussion relating to "Marketing and Distribution" below, as well as the discussion contained in "MOTION
   PICTURE INDUSTRY OVERVIEW").

        Neither the LLC Manager or the proposed LLC is currently in any preliminary contact or discussions
   with, and neither has any present plans, proposals, arrangements or understandings with any representatives of the owners of any business of company regarding the possibility of any acquisition, merger or joint venture transaction.

                  Script Synopsis   Spring Break '83

        Spring Break '83 opens on Beverly Hills High School's graduating class dressed in cap and gown and preparing to receive their diplomas. In the back row we find our four heroes, our lovable losers vowing to each
   other that next year   when they go away to college   that things
   will be different. That they will become
   popular   making certain to cast aside the stigma of lameness that
   has haunted them their entire high-school
   careers. Their goal is to start a new chapter in their lives.
  But no
   such luck. As our four heroes get up on stage
   to receive their diplomas, their four arch rivals - the rich, good
   looking, popular, preppie kids   ambush them
   with a practical joke that humiliates our four heroes in front of the entire school.

        After a summer of ridicule and continued persecution, our
  four
   heroes arrive at what they hope will be
   their sanctuary . . . Arizona State University. Their only hope is to recreate themselves, obtain some semblance
   of a decent social life and have some fun. To their horror   they
   discover that they are attending the same
   college as their high school arch rivals. In an act of underhanded
   treachery   their four enemies find a way to
   get our heroes wrongfully expelled from ASU.

        Now   kicked out of college with no friends or ideas for
  moving
   on with their lives   our four heroes
   realize that they have one last chance to redeem themselves and get even with their arch enemies once and for all . . . they must go to Lake Havasu during spring break and win the Kings of the River contest and save the Cantina from being torn down by developers that want to build sky rise condominiums.

        In the end our heroes are vindicated, our antagonists are vanquished, the Cantina is saved and everyone lives happily ever after.

        Screenplay Rights The Screenplay for Spring Break '83 was written and is owned by the writer/producer Mars Callahan. The Screenplay is in the process of being registered with the U.S. Copyright
   Office. When sufficient funds are raised, certain movie and related rights to the Script will be assigned by the owner to the Manager, which, in turn, will assign those same rights
   to the LLC. The Short Form Assignment
   (see Exhibit "F") will be recorded in the U.S. Copyright Office as evidence of the transfer of rights.

        Production Strategy As funds are raised through this Offering, the LLC will continue to develop the
   Script and produce the Film. The production of Spring Break '83 will be divided into three main phases: pre-
   production, principal photography/production and post-production. Preparation for filming will involve selecting each member of the cast and crew, scheduling each day of production, constructing sets and costumes, and negotiating arrangements with suppliers of equipment and facilities.

        Locations and Logistics--Prior to the commencement of pre-production, the Film's director,
   Producers and cinematographer will scout locations, pre-cast and secure deals with film labs, equipment rental houses and studio/sound stages, if necessary. It is the intention of
   the director and Producers that Spring Break
   '83 will be shot on locations in and around Los Angeles, including Raleigh Studios.

        Casting While casting is important to the success of any motion picture, Spring Break '83 is not a
   "star dependent" movie. The majority of the cast is most likely to be comprised of Los Angeles area talent. As has been demonstrated in the past with other successful independent
   films, casting talented but relative
   unknowns can ultimately be a positive selling point in a marketplace saturated with overexposed and
   overhyped stars. Without preconceived expectations, critics, distributors, film festival goers, and ultimately audiences around the world, can "discover" the fun of a picture, like Spring Break '83, and make it their own.
   Their subsequent enthusiasm and "word of mouth" may then become a major, cost-effective tool used to market and promote the movie.

        Crew--The majority of below-the-line crew for Spring Break
  '83
   will be selected from the capable
   pool of West Coast film crews.

        Principal Photography and Post Production--Filming of Spring Break '83 is tentatively scheduled to begin in the summer of 2007 and last for approximately eight
  (8)
   weeks. After principal photography is
   completed, the post-production phase will take place in Los
  Angeles.
   During this phase, the Director will
   supervise the editing of the work print, build up the sound track, score the Film, conform the negative, add titles and optical effects and ultimately produce an answer print from which a distributor can strike release prints.

   Production Schedule and Timetable

        The following is the preliminary schedule of events and expenditures for Spring Break '83:

        Pre-production-- 4 months

        Active pre-production commences with the successful funding of the project. Thereupon, a skeletal
   staff of key personnel will begin the preparations for the production. The purpose is to organize and prepare for principal photography. Approximately 20% of the budget is used
   during pre-production.

        To be accomplished:      Complete casting
                            Finalize script changes
                            Crew allocation
                            Lock in production schedule
                            Lock in all locations
                            Allocation of equipment, props, wardrobe

        Principal Photography/Production -- 8 weeks

        Production or principal photography begins when shooting actually starts. At this point the entire crew is employed on the film, and the cast is traveling or working according to need. Approximately 60% of the budget is used during production.

        To be accomplished:      Meet each day's production needs, in
   terms of equipment, actors,
                                      crew, lodging, food, supplies,
   locations, props, effects,
                                      construction, set dressing,
  etc.
                            Process film
                            Begin post production editing
                            Cut the trailer to initiate industry
   attention

        Post-Production -- 6 to 9 months

        Post-production commences upon the completion of principal photography. Production personnel are released and equipment is turned in. During Post-Production the Director supervises the editor's "cutting" of the Film and it is readied for presentation and distribution.

        To be accomplished :          Director supervises editing of
   the Film with editor
                            Edit sound
                            Creation and integration of visual and
   sound effects
                            Compose, record and edit score
                            Shoot any required pick-up shoots, or
   re-shoots
                            Re-record any necessary dialogue
                            Creation of main and end titles
                            Spot music and sound effects
                            Mix music, sound effects and dialogue
                            Color time (color correct) the film
                            Create digital Intermediary
                            Master DVD
                            Screen Spring Break '83 for distributors

   Marketing and Distribution

        The Producers of Spring Break '83 will begin to seek distribution during pre-production since it is never too early to create a "buzz" around the Los Angeles and New York based film communities. During production the Producers plan to cut a trailer that can be sent to possible distributors and other media companies to continue to garner interest. The Producers believe that
   the key to selling an independent film is to do so when its value is at its greatest. Typically holding off until
   after the project is completed is preferred, at which time the Film has hopefully captured the attention of choice distributors by timely and appropriate industry screenings and by exploiting favorable reviews at high profile festivals such as Sundance (January), the American Film Market (February), Cannes (May), Toronto (September) and Milan (October).

        The goal of the LLC's marketing strategy is to promote the Film to potential distributors both directly
   and through the film festival circuit in order to sell the distribution rights outright. The LLC's first priority is to secure a single worldwide or major market distributor. In lieu of
   this approach, the LLC will then consider market by market sales.

        The distribution companies to be targeted are the major players in the independent film world. A brief
   list of the distributors to be approached on behalf of Spring
  Break
   '83 are set forth below:

        Miramax Films is known for producing and distributing
   Oscar-nominated movies including The
   Hours and Frida. Although the company originally distributed and produced lower budget, quirky art house films, Miramax briefly strayed into bigger, more costly movies such
   as Chicago and Martin Scorsese's Gangs
   of New York. Walt Disney Studios bought Miramax in 1993 for about $75 million. The Weinsteins opted out of their contract and left Miramax in late 2005.

        Lions Gates Entertainment is a Canadian
  production-distributor
   company, a subsidiary of Lions
   Gate Entertainment, that is currently the largest and most successful independent film distributor-studio in
   North America. It focuses mainly on foreign and independent films, and is perhaps best known for distributing films that are too controversial for the large American companies like and American Psycho. Other successes included Affliction, Gods and Monsters, Dogma and Michael Moore's Farenheit 9/11 which turned out to be the studio's highest grossing film in their history at over
  $100
   million.

        The Weinstein Company is an independent film company founded by
   Harvey and Bob Weinstein in
   2005 after the pair left the Disney-owned Miramax Film, which they had co-founded in 1979. The Dimension
   Films label of Miramax followed the brothers to their new company. Advisors to the new company include
   Paul Newman and Robert Redford. Among their recent releases are Derailed, Transamerica, Hoodwinked and
   Mrs. Henderson.

        Picturehouse Films is the independent film division of New
  Line
   Cinema and co-venture of fellow
   Time Warner subsidiary HBO formed in 2005 to replace the indie distributor Fine Line Features. Their releases include Dancer in the Dark, Gummo, Hedwig and the Angry Inch and The Sea Inside.

        Fox Searchlight Pictures is the specialty film division of 20th
   Century Fox, established in 1994. It
   has a more indie slant than its parent company, and has produced and/or distributed such films as Bend It Like
   Beckham, Boys Don't Cry, Napoleon Dynamite, Thirteen, 28 Days
  Later
   and Sideways.

        IDP (Independent Distribution Partnership) is the joint marketing and distribution venture of
   Samuel Goldwyn Films and Roadside Attractions. The two companies release movies on their own, but also market and distribute joint releases under the IDP banner, such as the independent motion pictures El Crimen de Padre Amoro (North America), Tortilla Soup, Super Size Me, and Raising Victor Vargas.

        IFC Films is an American film distribution company based in New
   York, owned by the Independent
   Film Channel. It exclusively distributes independent films and documentaries, its first release being the 1999 drama film Spring Forward. Other releases include Y tu mam tambi n,
   Nobody Knows and Turtles Can Fly.

        Magnolia Pictures is an American film distributor, and is a holding of 2929 Entertainment, owned by Todd Wagner and Mark Cuban. They specialize in both foreign and independent films. 2929 Entertainment is a private company owned by Todd Wagner and Mark Cuban. Its holdings
   include Landmark Theatre
   Corporation, Magnolia Pictures, Rysher Entertainment, and the
  HDNet
   cable channel. It also has an interest in Lions Gate Films. Films released by them include the documentary film Control Room, and the 2005 release
   Ong-Bak: Muay Thai Warrior.

        New Yorker Film was founded in 1965 by Daniel Talbot as an outgrowth of his legendary movie house, the New Yorker Theater. Unable to obtain several crucial foreign titles, Talbot was obliged to import them himself. Early acquisitions such as Bertolucci's Before the Revolution, Godard's Les Carabiniers, and
   Sembene's Black Girl. Controversial and challenging works considered untouchable by other distributors have
   been regularly taken on by New Yorker including Claude Lanzmann's monumental Holocaust documentary
   Shoah, and Emir Kusturica's unruly epic Underground.

        Newmarket Films is the distribution arm of the Newmarket Entertainment Group of companies.
   Most recently the company released, with Icon Pictures, Mel
  Gibson's
   record-breaking The Passion of Christ,
   which has earned more than $350 million at the box office; Patty Jenkins' critically acclaimed Monster, which garnered Charlize Theron a Best Actress Academy Award for her staggering portrayal of prostitute turned serial killer Aileen Wuornos; and Whale Rider for which 13-year old
   Keisha Castle Hughes also earned a
   nomination for a Best Actress Academy Award, making her the youngest woman to ever earn this honor.

        Palm Pictures since 1998 has been responsible for such critical and commercial successes as The
   Basketball Diaries, Sex and Lucia, The Believer, and The
  Director's
   Label Series, an ongoing retrospective of the work of the world's most acclaimed music video directors. The first three installments debuted in October, 2003 and featured the works of directors Spike Jonze, Michel
  Gondry,
   and Chris Cunningham. Upcoming
   theatrical releases include Ondi Timoner's DIG!, the 2003 Sundance winner for Best Documentary, and Time of the Wolf (Les Temps du Loup), an apocalyptic tale starring Isabelle Huppert, from the director of The Piano
   Teacher.

        Paramount Classics is the specialty films division of Paramount
   Pictures, charged with producing,
   purchasing, distributing and marketing films, generally those with a more "art-house" feel than films made and distributed by its parent company. Recent releases include The
   Machinist, You Can Count on me and Better
   Luck Tomorrow.

        Sony Pictures Classics is the specialty films division of Sony
   Pictures. Founded in 1992, Sony
   Pictures Classics produces, acquires and distributes independent films from America and around the world.
   Recent releases include The Fog of War, Dogtown and Z-Boys, 2046, Kung Fu Hustle and The Statement.

        THINKFilm is a distributor of independent films such as Being Julia and The Dangerous Lives of
   Altar Boys. The company also releases documentaries that perform well at the box office, including The
   Aristocrats, Murderball, and Spellbound, which in 2003 received an Academy Award nomination for Best
   Documentary. THINKFilm was founded in 2001 by president and CEO
   Jeff
   Sackman.

        Focus Features is the art house films division of Universal Pictures, and acts as both a producer and distributor for its own films and a distributor for foreign films. Focus was formed from the 2002 divisional merger of USA Films and Good Machine. USA Films was created by
  Barry
   Diller in 1999 by combining
   October Films, Gramercy Pictures, and USA Home Entertainment.
  Their
   releases include The Pianist, Gosford
   Park, Lost in Translation, Swimming Pool, 21 Grams and The
   Motorcycle Diaries.

        Warner Independent Productions is the specialty film label of Warner Bros. Pictures. The unit was created in 2003 to produce and acquire smaller-budgeted films than those of its parent studio. It releases about
   10 films a year, each with a budget of $20 million or less.
   Productions include Before Sunset, A Very Long
   Engagement, The Jacket, and Eros.

        None of the above-named film distribution companies have been contacted on behalf of the LLC's
   Film as of the date of this private placement offering memorandum.


        Distribution Options--A variety of distribution possibilities exist for an independently produced film like Spring Break '83. Some of those options are discussed below.
   No two distribution deals are exactly alike, a statement that holds true for any business, and the motion picture
   industry is no exception. Following are
   several possible scenarios for selling an independent film.

        Studio Distribution It is possible that an independently produced feature film like Spring Break '83 could be acquired for distribution by a major studio/distributor. All marketing and distribution decisions are then made in-house at the studio which sends out promotional and advertising materials, arranges for screenings of the films and makes deals with domestic and foreign distributors. For the foreign markets, studios have offices around the world either singly or with other studios, to distribute their films in other countries. The studio acquires (or licenses) the copyright, which it
   licenses to the foreign distributor for a specific length of time. Once the studio receives its share of the box office grosses from the exhibitors, the distribution arm will charge a distribution fee that can range from
   30-40%. The studio then takes the entire fixed cost of the distribution division and applies a portion of it
   to each film, often around 12% of the studio's share of the box office gross. They also charge for the cost of advertising and prints. Although these numbers sound high, there are some advantages to studio distribution. The studios have the ability to put 3,000 prints of one film in circulation on opening weekend. Its own channels of distribution are manifold. The studio has the financial resources to inundate television and the press with ads, and it has significant clout in getting placements for producers, directors, and actors on early-morning and
   late-night national interview shows.

        Studio Advance, Buy-Out or Guarantee Some independent films acquired by studios or distribution companies receive an advance or guarantee against future proceeds. Shine was reported by The
   Los Angeles Times (March 4, 1997) to have a negative cost (the negative cost of a film is defined as the total of all the various costs, charges, and expenses incurred in the acquisition and production of a motion picture, in all its aspects prior to release, that is, to produce the final negative) of $4.5 million. The film reportedly received $10 million as domestic and international advances. According to The Hollywood Reporter
   (November 14, 1996) Slingblade had a negative cost of $1 million and was acquired by Miramax with a $10
   million guarantee. Spitfire Grill reportedly had a negative cost of
   $6.1 million and was acquired by Castle
   Rock for a $10 million advance. Miramax is reported to have paid $5 million for Swingers, a film with a
   reported negative cost of $2 million (Filmmakers and Financing). In
   2002, the indie film Better Luck
   Tomorrow, reportedly produced for a mere $150,000 was acquired for a theatrical release with a $1,000,000
   advance from MTV Films. The vast majority of independently produced feature films, however, are not picked
   up for distribution by a major studio/distributor (or subsidiary), thus no such studio advances, buy-outs or guarantees are available. NO ASSURANCES CAN BE PROVIDED THAT THE RIGHTS TO DISTRIBUTE
   THE  LLC'S FILM IN ANY MARKET OR MEDIA WILL BE ACQUIRED BY ANY
   DISTRIBUTOR.

        Independent Distribution Independent distribution is similar to studio distribution but independent
   companies typically release fewer movies each year (per distributor)
   therefore they are presumed to be able to spend more time on providing individual attention to a motion picture's release. They also have expertise in marketing films that are smaller in scale with less "marquee"
  value.
   The fee an independent distribution
   company takes will depend largely on their involvement in the film, how large a risk they are taking and how badly they want to distribute the film. The amount of risk is primarily related to the amount of money the distribution company pays out of its pocket. The more up-front expenses it has to assume, the greater the percentage of incoming revenues it will seek. Their distribution fees apply only to the revenues generated by the distributor's own agreement (i.e., if they are not the foreign distributor they do not share in the foreign profits). When an independent distributor acts in the same way a studio would (i.e., advance all the up front costs or prints and advertising) the distribution deal often provides for a 50/50 split of net profits between the producer and distributor. But unlike a studio, which typically deducts any distribution costs off the top or takes their 30-40% of the domestic gross box office rentals and deducts the distribution expenses from the producers' share, an independent distributor may split the distribution expenses equally between themselves and the producer.

        Foreign Sales It is common for a producer to make distribution deals with separate distributors for
   domestic and foreign releases. In order to reach a foreign distributor a sales agent is usually employed. A sales agent is more likely to secure foreign distribution for a film if there is already a deal for domestic theatrical release already in place, but, as discussed in the Distribution section, a domestic theatrical release is not necessarily an indicator of a film's eventual success overseas. Sales in foreign countries center around the big three international markets: the American Film Market (AFM)
  held in
   Santa Monica, California in February,
   The MIF (Marche International du Film) held in Cannes, France concurrently with the Cannes International
   Film Festival and MIFED (Mercato Internazionale Filme e Documentario) held in Milan, Italy in October.
   Distributors come to these markets from around the world to view films. Sales to foreign distributors usually involve an advance against a percentage from the territory for which
   the sale is made.

        The following chart lists the top 15 foreign territories in terms of theatrical sales, video sales and TV sales for the independent distribution entities that make up the American Film Marketing Association. The territories are ranked by company revenues and the figures are stated in millions (Source: AFMA, Data compiled through October 4, 2000 and reported in The Hollywood Reporter MIFED Edition, October 24-30,
   2000).

        1999                Theatrical     Video          TV

   Total
        Rank Territory      Sales          Sales          Sales


              Sales

        1.   Germany & Austria   $109.2         $106.1         $263.3

                   $474.1
        2.   Italy               $  94.5        $  76.0        $148.1

                   $318.6
        3.   Spain               $  92.6        $  71.1        $136.1

                   $299.8
        4.   Japan               $101.7         $  84.4        $
   86.3
                   $272.4
        5.   France              $  54.6        $  60.6        $112.8

                   $228.0
        6.   U.K & Ireland       $  46.1        $  53.5        $
   75.4
                   $175.0
        7.   Korea               $  42.8        $  33.2        $
   31.4
                   $107.4
        8.   Australia/NZ        $  16.4        $  28.8        $
   44.3
                   $  89.4
        9.   Scandinavia         $  16.6        $  19.7        $
   34.3
                   $  70.6
        10.  Benelux        $  15.7        $  16.8        $  3.2


              $  67.6
        11.  Argentina      $  19.4        $  23.3        $  22.5


              $  65.3
        12.  Canada              $  14.7        $  14.3        $
   30.9
                   $  59.9
        13.  Taiwan              $  19.4        $  13.2        $
   17.9
                   $  50.5
        14.  Brazil              $  19.2        $  11.8        $
   15.1
                   $  46.0
        15.  C.I.S.              $  13.2        $    7.7       $
   20.0
                   $  41.0
        Total Sales of Top 15         $676.1         $615.9
   $1,073.6       $2,365.6
        Rest of World            $117.0         $  85.2        $
  220.2
              $422.5

        Four Wall Distribution Although not a common form of distribution, four walling is an alternative way to distribute an independent film and can be profitable. In this
   case a producer rents a theatre usually for a flat weekly fee. The rental fee for the theatre includes the theatre
   staff (manager, projectionist, ticket and concession counter salespeople). The entire box office income is paid to the producer. The producer is also responsible for the cost of the print as well as any advertising.

        Rent-A-Distributor Somewhere between turning your film over to a distributor and four-walling
   falls a practice known as renting-a-distributor. The producer puts up the money for all film prints and advertising and rents a distributor's in-place distribution and collection system. The producer usually pays
   12.5% to 17.5% of the gross film rentals (the box office receipts received by the distributor), which is far less than a producer gives up when a distributor risks money in advances,
   guarantees and the cost of an advertising campaign. The producer retains control over the marketing and advertising of a campaign. The distribution company provides its internal system, which includes in-house bookers to book the film into the theatres, a bookkeeping system to keep track of the money and follow up on receivables. A major studio will typically get a much faster response from a theatre chain on an overdue account than a single producer. The "rented" distributor will often take care of preparing and shipping publicity
   material and film prints although the
   producer will typically cover the cost.

        Markets There are multiple markets and media from which a producer of a completed motion picture can seek to generate revenue. These include: domestic and foreign theatrical, the home video market, foreign and domestic pay, cable and syndicated television, network television, the newly emerging internet/broadband audience, as well as ancillary distribution to airlines, military services, educational institutions and other non-theatrical venues.

        These markets and media may be handled by a single distributor or the Producers may elect to seek
   separate distributors who specialize in various markets and media.
   In the event that sufficient funding is
   raised, the Producers may also seek to arrange for a so-called Rent-a-Distributor deal or even engage in self-distribution. In situations other than self-distribution, the Producers plan to approach such prospective distributors with a completed or nearly completed film, thus potentially maximizing the LLC's bargaining position with respect to negotiating the terms of distribution arrangements.

        Sales Strategies--The Producers' goal throughout all phases of the production will be to produce a top
   quality motion picture competitive with the best of the industry, while maintaining strict cost control.
   Ultimately the Producers intend to seek out and make Spring Break '83 known to all distributors with the capability to market the Film with the specialized attention and care necessary to maximize its potential revenues. In order to achieve this, the Producers intend to do one or more of the following:

        (1) Establish and maintain an ongoing dialogue with potential distributors throughout the Film's
   production and post production period;

        (2) Employ the services of a producer's representative, to carefully promote and create awareness of Spring Break '83 with these same buyers, and ultimately make a deal
   or deals for the Film;

        (3) Offer private screenings of the finished film to distributors;

        (4) Create a web site for Spring Break '83 (after the
  Offering
   is closed) where the Manager can
   engage in preliminary promotional activities to build awareness for the Film, targeting both the trade and
   potential viewers (e.g., run trailers, interviews with actors, show behind the scenes footage and/or hold
   contests geared to the Film's demographic); and

        (5) Enlist a sales agent or utilize the Film's producer's representative to sell the film in individual foreign and domestic markets and media, if necessary.

        On the other hand, no assurances can be provided that the Film will be accepted into any film
   festivals, or, that the Producers will be able to enter into any arrangement with any distribution company for the Film. In general, the risk for a distributor acquiring a property at this stage, once the Film has been completed, is greatly reduced, and, if the "buzz" generated by test
   screenings, film festivals and word-of-mouth is strong enough, a producer may be able to negotiate more favorable
   terms than under a pre-production
   arrangement. Conversely, if the Film makes a poor test showing, the terms are likely to be less favorable.

        The terms of agreements between feature film producers and distributors vary widely depending on the perceived potential of a film and the relative bargaining strength of the parties. Customarily, a distributor will advance funds to the production company for the right to distribute its film and will agree to expend a minimum amount for prints and advertising. An advance or guarantee may range from a token fee, to an amount in excess of the entire production cost. The distributor ordinarily requires that all its advances and expenses be recouped before percentage participation monies are returned to the production company. The advertising costs plus the costs of publicity, print purchases, shipping, accounting and collecting are customarily deducted, along with a distribution fee, by the film distributor from gross film rentals. For a film such as Spring Break '83 the costs incurred by a distributor to market and promote the film may be equal to, or, often exceed the cost of production.

        Theatrical Release Strategy In order to generate the highest possible box office gross in the first weekend, big budget studio pictures usually rely on a blitzkrieg release strategy, with massive advertising and media spending, and often a thousand or more prints of a film in circulation. Independent or specialty films usually employ a much different model. Primary among these is the "Platform Release", whereby a film is released slowly, with a limited number of prints, in a limited number of cities, in order to build critical acclaim and word-of-mouth. As the film finds its audience base, the scope of
   distribution gradually expands, adding
   cities and theatres to meet demand. This method is the most common for specialty theatrical film distribution and the one the Manager expects will most likely be employed for a
   film like Spring Break '83.

        Domestic Theatrical Distribution Assuming the LLC produces the
   Film, the Manager plans to hold
   onto all distribution rights until the Picture is completed. The Manager will most likely license domestic rights to an independent or studio-affiliated specialty distributor, but if
   the opportunity arises, will also consider major studio/distributors. If the Manager is able to select among multiple proposals for domestic distribution arrangements, its management will consider numerous factors, including: amount of advance, if any, the distributor's reputation, the distributor's enthusiasm for the Picture, the distributor's proposed marketing campaign, print and ad commitments and the distributor's willingness
   to allow the Producers to contribute to
   the formation of the marketing campaign. In the unlikely event that the Manager has the opportunity (or are
   required by circumstances) to parcel out rights in domestic media to multiple distributors, the Manager will
   seek to maximize the value of each right in the Film. The most likely scenario for this occurrence would be if the Manager was not able to secure a theatrical release for the Picture. In such event, the Manager might still have the opportunity to license video, television and other
  U.S. or
   foreign rights to separate distributors.

        Ancillary Rights--In addition to the domestic and foreign theatrical market, there are a variety of other markets and media in which a finished film may be exploited. These include: Home Video, Domestic
   TV (including Pay, Cable, Syndication and Network), Foreign TV and
   Non-theatrical   airlines, hotels,
   military bases and other facilities. Revenue may also be derived from rights such as the creation of books, novelization of the screenplay, published music, soundtrack albums and merchandise. The Manager will attempt to generate revenues from all ancillary rights held by the LLC (for a more detailed description of each market, see "MOTION PICTURE INDUSTRY OVERVIEW").

        The Internet and Broadband Access--In addition to the above mentioned ancillary markets, there is also an exciting new distribution model emerging within the context
   of filmed entertainment. Technological
   advances such as digital satellite transmission, cable modems and DSL, all geared to high speed broadband internet access, are providing another potential avenue for audiences around the world to view their entertainment product. Already numerous well-financed online
   entities are actively distributing   "net-
   casting"   short-form archived and streaming media entertainment
   content over the web.

        By the time Spring Break '83 is completed, the Producers anticipate there may be several "Net-casters" with the ability to release and distribute a theatrical quality, full-length motion picture over the internet, on a global basis, essentially by-passing traditional distributors, with their high costs and fee structure.
   The advantages are clear: the potential for global distribution and worldwide release, content immediately
   available for repeated viewings, no print costs, no shipping costs and instantly verifiable next day collections.
   Plus, the ability to better target the Film's potential audience, as well as run trailers and online promotion, twenty four hours a day, seven days a week, without costly network
   television media buys. The challenge is to get people to the site and motivate them to pay for the viewing.

        Intense competition among emerging companies to establish a recognizable brand in the internet entertainment space will likely lead to increased distribution opportunities, and a new class of buyers to whom independent producers may license their product. As a result, the Producers believe that independent feature filmmakers and their investors, at least in the near-term, are likely, if they make a deal with a "net-caster", to retain greater leverage and creative control over how their films are marketed and released, and, in the process, reap higher profits from the intellectual property they create. However, given rapidly changing technological developments and shifting consumer tastes, it is not possible to predict with any certainty, what effect, if any, this or other new distribution channels will have on potential overall revenue for feature length motion pictures.

   Box Office Comparables

        The following discussion provides information relating to other films the Producers believe are similar
   in some respect to the LLC's proposed Picture.

        Selected recent independent films are listed in the following table, to provide the Prospective
   Purchaser with a relatively current perspective on the films' comparative performances. Unless otherwise indicated, the revenue numbers shown are the "Cumulative Gross Revenues" and include Domestic and
   International Box Office and Domestic and International Home Video sales. NO ASSURANCES,
   HOWEVER, CAN BE PROVIDED THAT THE LLC'S FILM WILL PERFORM AS
  WELL AS
   ANY OF
   THE MOTION PICTURES LISTED.

        Film                Distributor         Budget
  Revenues

        Clueless            Paramount      $11,000,000    $
  56,600,000
        Road Trip           Dreamworks              N/A        $
   68,500,000
        American Pie             Universal          N/A
   $102,600,000
        Thirteen            Fox Searchlight              N/A
   $

    4,600,000
        28 Days Later            Fox Searchlight          $
   3,500,000
    $  46,000,000
        Barbershop               MGM            $  5,500,000   $
   77,000,000
        Bend it Like Beckham          Fox Searchlight          $
   4,200,000   $  35,000,000
        Blair Witch Project      Artisan/Lions Gate  $     300,000

   $240,500,000*
        The Full Monty           Fox Searchlight          $
   3,200,000
    $245,900,000*
        Cabin Fever              Lions Gate          $  1,500,000

   $192,100,000
        Lost In Translation      Universal/Focus     $  4,000,000
   $

   31,500,000
        My Big Fat Greek Wedding IFC/Gold Circle          $
   4,500,000
    $244,000,000
        The Pianist              Universal/Focus          $
   4,500,000
    $  33,500,000
        The Ring            Dreamworks          $  4,500,000
   $129,300,000
        The Texas Chainsaw Massacre   New Line       $  5,000,000
   $

   81,200,000

        *Worldwide Box Office Gross Only [Sources: Internet Movie
  Data
   Base, Kagan Reports, Baseline]

        The above reported revenues do not include Foreign Sales, Home
   Video/DVD sales and rentals, Cable
   TV or Broadcast TV. Overall domestic sales for films has significantly increased with the advent and proliferation of DVD sales and rentals (see "DESCRIPTION OF
   BUSINESS-Market Overview/State of the
   Industry"). NO ASSURANCES, HOWEVER, CAN BE PROVIDED THAT THE LLC'S
   FILM WILL
   PERFORM AS WELL AS ANY OF THE MOTION PICTURES LISTED.

        The following list is The Hollywood Reporter compilation of the
   Independent Films of 2001 (by U.S.
   Box Office).  NO ASSURANCES CAN BE PROVIDED THAT THE LLC'S FILM
  WILL
   PERFORM AS
   WELL AS ANY OF THESE LISTED, AFTER ALL, MOST INDEPENDENTLY
   PRODUCED
   FEATURE
   FILMS ARE NOT PROFITABLE.

   Title                         Distributor
  U.S.
   Gross

   Rush Hour 2                   New Line Cinema
   $226,000,000
   What Women Want               Paramount
  $183,000,000
   Crouching Tiger, Hidden Dragon     Asia Union Film & Entertainment
   Ltd.    $128,000,000
   Traffic                       Initial Entertainment

   $124,000,000
   Spy Kids                 Dimension                $113,000,000
   The Others                    Miramax                  $
  96,500,000
   The Score                Mandalay Pictures             $
  71,100,000
   Bridget Jones' Diary               Studio Canal
   $

   71,500,000
   Chocolat                 Miramax                  $  71,300,000
   Scary Movie 2                 Dimension                $
  71,300,000
   The Enemy at the Gates             Mandalay Pictures
   $

   51,400,000
   The Wedding Planner           Intermedia                    $
   60,400,000
   Rat Race                 Filmworks Ent.                     $
   56,600,000
   Blow                     New Line Cinema               $
  52,900,000
   K-PAX                         Intermedia                    $
   50,300,000
   Serendipity                   Tapestry                 $
  50,000,000
   Hardball                 Fireworks Pictures            $
  40,200,000
   Jeepers Creepers              American Zoetrope             $
   37,900,000
   Bounce                        Miramax                  $
  36,800,000
   In the Bedroom                Good Machine                  $
   35,900,000
   Thirteen Days                 Beacon                        $
   34,600,000
   Dracula 2000                  Dimension Films               $
   33,000,000
   Driven                        Franchise                $
  32,600,000
   Jay and Silent Bob Strike Back          Miramax
   $

   30,100,000
   The Musketeer                 The Carrousel Picture Co.
   $

   27,100,000
   Crocodile Dundee in Los Angeles    Silver Lion Films
   $

   25,600,000
   Memento                  Newmarket                $  25,540,000
   Captain Corelli's Mandolin         Miramax                  $
   25,540,000
   15 Minutes                    New Line Cinema               $
   24,400,000
   Heist                         Franchise Pictures            $
   23,500,000

        In addition, the following statistical information compares the production budgets with worldwide box
   office figures and provides a ratio as between the two. The ratio is determined by dividing the worldwide box office figure by each film's production budget. This information demonstrates that true profit for a feature film is not necessarily proportional to the size of the film's budget. AGAIN, THERE CAN BE NO ASSURANCE
   THAT THE PICTURE ASSOCIATED WITH THIS OFFERING MEMORANDUM WILL
   PERFORM AS
   WELL AS ANY GIVEN FILM IN THIS LISTING (see "REQUIRED
  NOTICES--Risk
   Factors").  On the
   other hand, these figures do not include any revenues from the exploitation of these films in the ancillary markets.

                                      Production     Worldwide
                                      Budget         Box Office

   Ratio

   Four Weddings and a Funeral                  $3,500,000
   $250,000,000   71.4
   The Full Monty                          $3,500,000
   $205,400,000
    58.7
   Sling Blade                             $1,100,000     $
  41,000,000
    37.3
   Muriel's Wedding (Miramax/Ciby)              $3,000,000     $
   57,500,000  19.2
   Celebrity                          $1,000,000     $  13,000,000
   13.0
   Secrets & Lies                          $2,000,000     $
  26,770,000
      9.9
   The Spanish Prisoner                         $1,500,000     $
   10,080,000    6.7
   Strictly Ballroom                       $2,000,000     $
  11,700,000
      5.9
   Eat Drink, Man Woman                         $1,500,000     $
   7,200,000   4.8
   My Family/Mi Familia                         $3,000,000     $
   11,075,827    3.7
   Antonia's Line                          $2,200,000     $
   7,810,000   3.6
   Blankman                           $2,500,000     $
  7,446,031
   3.0
   Smoke Signals                           $2,000,000     $
   6,910,758   2.9
   The Last Seduction                      $2,600,000     $
   5,839,395   2.2

   Financing Strategy and Sample Revenue Projections

        With this production strategy in mind, the Producers for the Picture have chosen to finance the production through a limited liability company Offering. This structure offers flexibility in regard to Deferring pay to creative personnel and giving profit sharing incentives to investors. There is no established minimum for the Offering, thus the LLC Manager is authorized to begin spending Investor funds for LLC purposes as they are received and accepted.

        The Sample Revenue Projections appearing at Exhibit "H" are not necessarily based on conditions
   and courses of action which the Producers believe are necessarily the expected results of operations for the period projected. They illustrate what would happen if certain assumptions upon which the projections are based do occur. Some but not all of these assumptions are based on projected figures for the year 2007 and beyond which have been prepared by third-party industry analysts. SUCH ASSUMPTIONS ARE KEY
   FACTORS UPON WHICH THE FINANCIAL RESULTS OF THE PICTURE DEPEND.
  SOME
   ASSUMPTIONS MAY NOT MATERIALIZE AND UNANTICIPATED EVENTS AND CIRCUMSTANCES MAY OCCUR SUBSEQUENT TO THE DATE OF THESE
  PROJECTIONS.
   THEREFORE, THE ACTUAL RESULTS ACHIEVED DURING THE PROJECTION
   PERIOD MAY
   VARY FROM SUCH PROJECTIONS AND THE VARIATIONS MAY BE MATERIAL
  (see
   "SAMPLE
   REVENUE PROJECTIONS" at Exhibit "H").

        NO REPRESENTATION OR WARRANTY IS TO BE INFERRED FROM SUCH
   PROJECTIONS.
   INVESTORS ARE URGED, THEREFORE, TO CONSULT THEIR OWN ADVISOR
   (WHOSE
   VIEWS
   MAY DIFFER FROM THOSE DESCRIBED IN THESE PROJECTIONS WITH RESPECT
   TO
   THE
   STATED ASSUMPTIONS OR PROJECTED NUMBERS).  SPECIFICALLY, THE
   ASSUMPTIONS AND
   PROJECTIONS REGARDING THE AMOUNT AND TIMING OF DISTRIBUTIONS TO
   MEMBERS
   MUST BE CONSIDERED OBJECTIVES. NO ASSURANCES CAN BE PROVIDED
  THAT
   SUCH
   OBJECTIVES WILL BE MET. THE "RISK FACTORS" SECTION OF THIS
   MEMORANDUM IS AN
   INTEGRAL PART OF THE SAMPLE REVENUE PROJECTIONS.

   Manager Discretion Regarding Production and Distribution Matters

        The Manager has reserved in the Operating Agreement the specific authority to enter into agreements on behalf of the LLC with motion picture or television studios, distributors or other third-parties pursuant to which the LLC in exchange for such studios', distributors' or other third-parties' assistance in financing, producing, distributing and/or otherwise exploiting the Picture may commit to pay such parties out of revenues generated by the Picture at a point in the
  Picture's
   revenue stream prior to the calculation of Distributable Cash. Such agreements may include but are not limited
   to flat fee arrangements, negative
   pickup deals or an outright sale of the Picture (see "OPERATING AGREEMENT" at Exhibit "B"), if in the judgment of the Manager's owner, such a sale would be in the best interest of the LLC. In addition, the Manager has reserved the right (1) to seek the most advantageous distribution agreement for the LLC's
   Picture, (2) to modify the budget of the LLC's Picture to adapt to changing contingencies, so long as in the judgment of the Manager such budget changes improve the LLC's ability to produce a better Picture, (3) to choose locations for shooting such movie other than the locations disclosed herein, (4) to enter into agreements on behalf of the LLC which provide that persons providing
   financing, rendering services or
   furnishing literary material or other materials or facilities in connection with the production, distribution or other exploitation of the Picture shall receive as salary or other compensation, Deferred amounts or a percentage participation in LLC revenue and (5) to pay
  Deferrals to
   Above-the-Line talent prior to Investor
   Recoupment. SUCH RELIANCE ON THE JUDGMENT AND DISCRETION OF THE
   MANAGER
   PLACES A GREATER EMPHASIS ON THE SKILLS AND JUDGMENT OF THE
   MANAGER AND
   ADVISORS AND THEREFORE MAKES IT IMPERATIVE THAT PROSPECTIVE
  INVESTORS
   CAREFULLY EXAMINE THE ABILITIES OF SUCH MANAGER AND ITS
  ASSOCIATES
   BEFORE
   CHOOSING TO INVEST IN THE OFFERING (see "People of Spring Break
  '83
   Production, LLC" and
   "The Manager and LLC Management" above).




                         OFFERING INFORMATION



   Securities Being Offered

        Description of Units--Units offered by means of this Prospectus are interests in a California limited
   liability company. Such Units are being offered pursuant to the SEC's Regulation SB and compatible state registration regulations. No Unit will be assignable or transferable
   (except for certain gifts or upon death) without the consent of the Manager (see Article 8.1 of the LLC Operating Agreement at Exhibit "B").

        Management and Voting Rights The rights of a Member and Manager are summarized below, but
   more fully described in Article III of the LLC Operating Agreement appearing at Exhibit "B" to the Offering
   Memorandum, and such rights are controlled by said Agreement, the LLC's Articles of Organization and the California limited liability company statute.

        Percentage Interest--For voting purposes, the percentage of a
   Member or Manager's interest will be
   set forth opposite the name of the Member or Manager (upon completion of the Offering) under the column
   "Member/Manager's Percentage Interest" in Appendix "A" to this Offering Memorandum (page A-25 at the end of the LLC Operating Agreement). In addition, with respect to allocations of Net Profits and Net Losses, the percentage of a Member or Manager's interest will also be set forth opposite the name of the Member or Manager in the designated column of Appendix "B" (page A-26 at the end of the LLC Operating Agreement), as such percentage interests may be adjusted from time to time pursuant to the terms of the LLC's Operating
   Agreement. Percentage Interests will be determined, unless otherwise provided in the Operating Agreement, in
   accordance with the relative proportions of the Capital
  Accounts of
   Members and Manager, effective as of the first day of the LLC's fiscal year but with all distributions under
   Article VI to be deemed to have occurred on such day immediately prior to determination of Percentage Interest of a Member or Manager (see "LLC
   Operating Agreement" at Exhibit "B").

        Election of Manager--The election of the Manager to fill the initial position shall be by declaration of the Original LLC Manager. Subscribers are asked in the
  Subscription
   Documents to confirm this designation
   of the LLC Manager when they sign the Subscription Agreement. Subsequent vacancies will be by the affirmative vote of a majority in interest of the Members. Item
  2.11
   of the accompanying Subscription
   Application and Agreement provides that by completing such application and by signing it, the Prospective
   Purchaser is specifically confirming the selection of Big Sky
  Motion
   Pictures, LLC to fill the initial Manager position of the LLC pursuant to the LLC's Operating Agreement.

        Meetings--(a) Meetings of Members may be held at any place, either within or without the state of California, selected by the person or persons calling the meeting or
   as may be stated in or fixed in accordance with the Articles of Organization or the Operating Agreement.
  If no
   other place is stated or so fixed, all
   meetings will be held at the principal executive office of the LLC.
   (b) A meeting of the Members may be
   called by any Manager or by any Member or Members representing ten percent (10%) or more of the interests of Members for the purpose of addressing any matters on which the Members may vote. (c) the Manager shall provide all Members within ten (10) days after receipt of said request written notice of a meeting to be held on a date not less than fifteen (15) days nor more than sixty (60)
  days
   after distribution of such notice. The
   scheduling of such meetings shall not interfere with the duties of the Manager or its owners in the production of the Film (see Article 7.14 of the LLC's Operating Agreement at Exhibit "B").

        Rights of Assignee--An assignee, legal representative or successor in interest of a Unit Holder will be subject to all of the restrictions on a Unit Holder provided in the
   LLC Operating Agreement.  An assignee of a
   Unit Holder's interest, or a portion thereof, who does not become a substituted Member in accordance with the provisions set forth in the LLC's Operating Agreement will have no right to an accounting of LLC transactions, to inspect the LLC's books, or to vote on any of the matters on which a Member would be entitled to vote. Upon the giving of notice of the assignment to the other Members and the Manager, such an assignee will be entitled to receive only the share of LLC profits or other compensation by way of income, or the return of the assignor's contribution, to which the assignor would have been entitled (see Article 8.3 of the LLC's
   Operating Agreement at Exhibit "B").

        Removal of Manager--The Manager may be removed, but only for good and sufficient cause, by a majority vote of the Members without concurrence of the Manager at a
   meeting called expressly for that
   purpose. Any removal will be without prejudice to the rights, if any, of the Manager under any contract of employment, and if the original Manager is removed, all rights relating to the Screenplay (as contributed by the Manager to the LLC) will revert to the Manager. Upon the effectiveness of such removal, the Members may by the consent of a majority of the Unit Holders and the remaining Manager, if any, elect a successor Manager to continue the business of the LLC, or continue the business of the
   LLC with the remaining Manager acting in that capacity (see Article 8.8 of the LLC's Operating Agreement at Exhibit "B").

        Events of Dissolution--The LLC will be dissolved at the time specified at Article 2.5 of the LLC's
   Operating Agreement or upon the earlier occurrence of any of the following: (a) upon the happening of events specified in the Articles of Organization; (b) by the vote of a majority in interest of the Members, (c) upon the occurrence of a Dissociation Event, unless the business of the LLC is continued by a vote of a majority in interest of the remaining Members within 90 days of the happening of
   the event, or (d) by decree of judicial
   dissolution pursuant to the California limited liability company statute (see Article 10.1 of the LLC Operating
   Agreement at Exhibit "B").

        Liability--No Unit Holder will be personally liable for any of the debts, contracts or other obligations of the LLC or any of the losses thereof, except to the extent of such Unit Holder's Capital Contribution, plus such Unit Holder's share of undistributed LLC income if any.
  When a
   Unit Holder has rightfully recovered the return in whole or in part of such Unit Holder's Capital Contribution, such Unit Holder will nevertheless be liable to the LLC for a period of one year thereafter for any sum, not in excess of such return with interest, necessary to discharge such Unit Holder's liability to all creditors
   who extended credit or whose claim arose during the period the contribution was held by the LLC. No Unit Holder will be required to contribute any amounts to the LLC except as provided for in the LLC's Operating Agreement (see Article 7.11 of the LLC's
   Operating Agreement at Exhibit "B").

   Terms of the Offering


        Terms of Purchase--The purchase price for each LLC Unit ("Unit") consists of a $30,000 cash payment. The Minimum purchase per investor is one (1) Unit ($30,000), except that at the discretion of the Manager qualified investors may be allowed to purchase less than the
   Minimum Purchase. No minimum has
   been established for the Offering, thus the Manager is authorized to expend Investor funds as soon as they
   are received and accepted. The Maximum Offering Proceeds ("Maximum") is $9,000,000.

        Subscription Requirements--Each person desiring to become a Unit Holder must complete, execute, acknowledge and deliver to the Manager the executed copies
   of the Subscription Materials
   accompanying this Offering Memorandum. By executing the Subscription
   Agreement, the subscriber or
   Prospective Purchaser is agreeing that, if the Subscription Agreement is accepted by the Manager, such subscriber will become a Unit Holder and will be otherwise bound by
   the terms of the Subscription
   Agreement and associated Operating Agreement.

        The Manager reserves the right, at its sole discretion, to reject any Prospective Purchaser's subscription in whole or in part and to allocate to any Unit Purchaser less than the number of Units applied for by such Purchaser (with a refund of any unused portion of the Unit Holder's investment). Subscriptions will be rejected for failure to conform to the requirements described in this Offering Memorandum, over-subscriptions to the Offering, or such other reasons as the Manager determines to be in the best interests of the project. A subscription may not be revoked, canceled or terminated by the Prospective
   Purchaser.

        Holding of Subscription Funds--Funds received from accepted Prospective Purchasers for Units are available for use by the Manager for LLC purposes as soon as they are received and accepted. Such funds will not be placed in a segregated, interest-bearing bank account or escrow account. It is contemplated that the Offering will Close not later than
  ___________________...?
   (unless extended by the Manager).

        Subscribers will be admitted as Members within thirty (30) days of the date their subscription was
   accepted by the LLC. Subsequent subscriptions will be accepted or rejected by the LLC within thirty (30) days of their receipt; if rejected, all subscription monies will be
   returned to the subscriber within ten (10) business days.

   Plan of Distribution of Units

        The Offering--The Offering will continue until the earlier of:
   (i) the date on which the Maximum
   of 300 Units have been sold and the Subscribers are accepted by the
   Manager; or (ii) the termination date of the Offering, (i.e., ____________________...?), unless extended in the discretion of the Manager (see
   "OPERATING AGREEMENT").

        Subject to availability, there is no limit on the maximum number of Units that may be purchased by any Investor. However, the minimum purchase per Investor is one
  (1)
   Unit ($30,000) except that in the
   discretion of the Manager qualified investors may be allowed to purchase fractional Units. Each Subscriber will be required to comply with the minimum purchase requirement and
   Investor Suitability Standards of his
   or her state or country of residence or, if such Investor's state or country of residence does not impose such standards or the LLC's standards are more strict, the minimum purchase requirement and the Investor
   Suitability Standards imposed by the LLC shall govern the transaction (see "REQUIRED NOTICES--
   Investor Suitability Standards").

        The full purchase price for each Unit is payable in cash or in bartered products or services at the
   time of subscription. A subscription is not subject to termination by the Subscriber. The Units are being offered on a "best efforts" basis through the Manager and its upper
   level management. The Manager may
   sell Units in the Offering so long as its activities are in compliance with Rule 3a4-1 of the Securities and Exchange Act of 1934. Thus, no transaction-related compensation will
   be paid to such individuals or entities
   for issuer sales. The Manager and its Affiliates are prohibited from directly or indirectly paying or awarding any fees, commissions or other compensation to any person engaged by
   a prospective purchaser for
   investment advice as an inducement to such advisor to advise in favor of the purchase of Units.

        The Units are offered subject to the right of the Manager to reject, in whole or in part, any subscription and subject to the approval of certain legal issues by
   Securities Counsel and the satisfaction of certain other conditions. Purchasers of Units at Closing will be admitted as Members not later than 15 days after the release from the segregated bank account of the gross proceeds of the Offering to the LLC. Offers to purchase Units will be accepted or rejected by the Manager within
   30 days after their receipt and, if
   rejected, associated funds will be immediately returned. If the Manager rejects a subscription, the funds tendered with that subscription will be returned to the subscriber within 10 days after the rejection, along with notification of rejection.

   Estimated Use of Proceeds

        The Proceeds of this Offering will be used to pay the expenses associated with the organization and
   management of the LLC and the conduct of the Offering and to finance the production of the Picture as well
   as a portion of the films' marketing and promotion. The table below sets forth the current estimated use of
   the Offering Proceeds upon the sale of the Maximum of 300 Units at $30,000 per Unit ($9,000,000). The
   LLC's Offering Proceeds may be used in conjunction with Deferments (i.e., the delay of payment of some or a portion of the budgeted salaries or other compensation to providers of goods or services in the production of the Film). Such Deferments are not paid out of the Film's budget (i.e., the Offering Proceeds), but instead are paid out of the Film's revenue stream, if any, (i.e., the LLC's Distributable Cash), and in most instances, after Investor Recoupment. Parties agreeing to such
   Deferments assume the risk that they
   will not be paid. The amount of such Deferments do not vary with the amount of Offering Proceeds.
   Although the Manager anticipates that most Deferments will be paid following Investor Recoupment, the
   Manager has reserved the right to make deals with top-level talent so that their Deferments may be paid out of the LLC's Gross Revenues (i.e., prior to Investor
  Recoupment).




                                                Maximum1

        Development                                  $   150,000
        Script                                       $   360,000
        Producing Unit                               $1,400,000
        Direction                               $   360,000
        Cast and Casting                             $1,250,000

        Travel/Accommodations                        $     75,000
             TOTAL ABOVE-THE-LINE                    $3,595,000

        Production Personnel & Office                     $   175,000
        Extra Talent                                 $   100,000
        Production Design                            $     45,000
        Set Construction                             $     49,299
        Set Decoration                               $     18,659
        Property Department                          $     34,306
        Camera Operations                            $   100,503
        Electric Operations                          $     39,254
        Grip Operations                              $     45,831
        Production Sound                             $     50,308
        Mechanical Effects                           $     45,670
        Special Visual Effects                            $
  31,000
        Set Operations                               $     20,205
        Wardrobe Department                          $     84,256
        Makeup & Hair Department                     $     31,306
        Location Department                          $   127,919
        Transportation Department                         $   106,957
        Atmosphere                                   $     24,216
        Production Film/Lab                          $     44,430
        Second Unit                                  $     30,000
        Animals                                 $     19,230
             TOTAL PRODUCTION PERIOD            $1,223,349

        Editorial                               $     97,490
        Post-Production Film/Lab                     $     52,000
        Post-Production Sound                             $
  61,400
        Music                                        $     25,000
        Titles & Opticals                            $     12,500
        Post-Production Video                             $
  39,400
             TOTAL POST PRODUCTION                   $   287,790

        Production Legal                             $     25,000
        Insurance                               $   130,807
        Contingency                                  $   751,054
             TOTAL OTHER                        $   906,861

        Total Above-the-Line
  $3,595,000


        Total Below-the-Line                              $1,511,139
        Total Above & Below-the-Line                      $5,106,139
        Total Other                                  $   906,861
             FILM BUDGET TOTAL                  $6,013,000

        Marketing to Distributors                         $   150,000
        Supplemental for Distribution Expense
   $2,717,000
        LLC Operating Expense                             $
   30,000

        Offering Expenses (not more than .001%)2
             Organizational 3                        $     30,000
             Syndication 4                           $     60,000
        TOTAL OFFERING EXPENSES (ceiling)            $     90,000

             GROSS OFFERING PROCEEDS            $9,000,000

        Notes to Estimated Use of Proceeds:1 This Offering has no minimum Offering Proceeds, thus the LLC
   Manager is authorized to begin expenditures on behalf of the LLC and for LLC purposes as such funds are received and accepted. Investor funds will be used to pay the Offering expenses,
   along with the expenses associated with acquiring rights to the Script, producing the Film and marketing it to distributors. In the event that it is necessary and the Investor funds are available, the LLC Manager may also utilize some of the funds to supplement distributor expenses. Most
   Deferments, if any, will be paid after Investor Recoupment, however, the LLC Manager has reserved the right to make deals with top-level talent so that some Deferments may be paid out
   of the LLC's Gross Revenues.


        2  Offering expenses for the Offering will not exceed
  .001% of
   the Gross Proceeds of the Offering, thus at least
   99.999% of the monies raised by virtue of the Offering will contribute directly to the quality of the motion picture which ultimately appears on the screen and its marketing.


        3 Please see the definition of Organizational Expenses in the
   Glossary of the Operating Agreement at Exhibit
   "B" (see "Manager and Affiliate Compensation" at "OFFERING
   INFORMATION".


        4 Please see the definition of Syndication Expenses in the Glossary section of the Operating Agreement at Exhibit "B". The Manager plans to sell Units through upper level management of the LLC Manager and no transaction-related remuneration will be paid to such persons for the sale of Units (see "Plan of Distribution of Units").

        5 Cash on hand may be temporarily invested in short-term, interest-bearing financial instruments guaranteed or insured by the United States Government or its agencies.

        The Estimated Use of Proceeds of the Offering is intended to reflect the Manager's best estimates of all costs of organizing the LLC, selling the limited liability company interests and producing the Picture up to and including the delivery of the required elements to the Distributor for the LLC's Film. Additional
   Investor funds may be utilized to supplement distributor expenses. These estimates are made at the time of the preparation of this Offering Memorandum and are necessarily tentative ones. Other than as stated herein, the Manager makes no representations with respect to the final cost of any items (including those specified above) relating to the production of the Picture. The Manager reserves the right to modify the budget of the LLC's Picture to adapt to changing contingencies.

   Compensation of Manager and Affiliates

        The following table summarizes the form and estimated amounts of compensation, fees and
   Percentage Participations to be paid to the Manager and its Affiliates. Such items have not been determined by arm's-length negotiations (see "OPERATING AGREEMENT"). Other than
   as set forth herein, in the
   Operating Agreement and in the Estimated Use of Proceeds section of the Offering Memorandum, no other
   compensation or remuneration in any form is to be paid to the Manager or its Affiliates.

   Organization Fee         The Manager has waived any right to
  receive
   an LLC Organization Fee for
                            services rendered in connection with the
   organization of the LLC.

   Reimbursement            The Manager has, and will during the
  course
   of this Offering, advance
   of Expenses              necessary funds for LLC organizational
  and
   offering expenses and the
                            Manager will be reimbursed for such
   expenses out of the Gross Offering
                       Proceeds. Such reimbursement shall not
  exceed a
   ceiling equal to .001% of
                       the Offering Proceeds.

   Management Fee      The Manager has waived any right to receive an
   LLC Management fee for
                       services rendered in connection with ongoing
   management of the LLC.

   Interest in              The Manager will have a twenty percent
   (20%) interest in  Distributable
   Distributable Cash       Cash until the Members achieve Recoupment
   (110% of their Original
                            Invested Capital) and then (after
   Deferments, if any, are paid) the Manager
                            will have a fifty percent (50%)
  interest in
   Distributable Cash for the
                            balance of the life of the LLC.

   Interest In              The Manager will have no interest in LLC
   Losses and tax deductions for
   Tax Items           federal income tax purposes until after the
   Member's capital accounts have
                       been reduced to zero.

   Film Budget              The individual owner of the Manager (Mars
   Callahan) will be paid
   Items                    $360,000 out of the Film's budget for his
   directing services and $360,000
                            for the Script. The individual owner
  of the
   Manager (Rand Chortoff) will
                            be paid $900,000 for his services as
   Producer.

        No other compensation in any form shall be paid to the Manager, or any of its Affiliates, except as
   set out above. At the conclusion of the LLC, however, all property rights and ancillary rights in the Picture shall revert to and be distributed to the Manager.

   Allocations and Percentage Participations

        LLC Gross Revenues--The total amount of revenue received by the
   LLC from all sources for LLC
   activities, including, but not limited to, all the revenues derived from distribution, exhibition and
   exploitation of the Picture, along with all forms of contingent compensation paid to the LLC as a result of the exploitation of the Picture in all markets and media, but not including any monies due to be paid to any co-financing entity.

        Distributable Cash--All funds received by the LLC from LLC activities ("LLC Gross Revenues") minus (a) all operating expenses of the LLC, including, if any, all
   remaining unreimbursed offering
   expenses and expenses incurred by the LLC in connection with the distribution and exploitation of the
   Picture and the ancillary rights thereto; (b) such reserves as the Manager deems necessary in accord with good business practice to cover future LLC expenses; (c) all costs of production of the Picture which have not been supplied by the LLC, by a completion guarantor or by any pre-sales or other similar agreements
   (such as, for example production funds obtained through loans);
  (d)
   any deferrals or third-party percentage
   participations granted by the Manager for products or services provided in connection with the financing, production or distribution of the Picture; or (e) any distributions
   necessary to fund income tax liabilities of Members.

        Member/Investor Recoupment--Percentage participation payments will be made to Members out of the Picture's revenue stream, as defined above. Eighty percent (80%) of the LLC's Distributable Cash will be paid to the Members until such Members achieve Recoupment (i.e., specially defined as 110% of their Original Invested Capital).

        Distribution of Funds to Participants--Subsequent to Investor Recoupment, and for the balance of the life of the LLC, the Manager and the Member/Investor group will share Distributable Cash, if any, on a 50/50 basis. The Manager plans to make quarterly distributions to
   Members of Distributable Cash
   beginning at the end of the first full calendar quarterly period following the release of the Film by the motion picture distributor. However, if in the judgment of the Manager there is an insufficient amount of Distributable Cash at the end of any given quarterly period to justify the preparation of investor checks in small amounts, such funds will be held over until sufficient amounts
   are available. Distributions of
   Distributable Cash may vary in amount depending on the amount of distributions the LLC receives from film distributors and the amounts to be deducted from such LLC
  Gross
   Revenues as per the definitions of
   such terms (see "OPERATING AGREEMENT--Glossary" and "RISK
  FACTORS").

        Allocations Of Net Losses--The LLC will allocate net loss for each fiscal year one hundred percent
   (100%) among the Members until the Members' capital accounts have been reduced to zero. Thereafter all losses will be allocated to the Manager. On dissolution of the
  LLC,
   all items of income and loss will be
   allocated first to the Members' capital accounts as set forth below and other credits and deductions to the
   Members' capital accounts will be made before final distributions are made. The LLC will make the final distributions to the Members and Manager in an amount equal to its positive capital account balances, thereby adjusting each Members' and Manager's capital account to
   zero.

        By signing the Subscription Agreement, each Member consents to the methods described above and
   set forth in the Operating Agreement by which allocations of net income, net loss, tax credits and other items are made as an express condition to becoming a Member. In general, that portion of all items of income, gain, loss, deduction or credit allocable to the
  Members  as
   a group for any year shall be allocated
   among them in the same proportion as the number of Units owned by each bears to the total number of Units issued and outstanding and owned by Members during the applicable year, unless otherwise required by law. Net income and net loss of the LLC will be allocated at the
   close of each fiscal year.




               SUMMARY OF THE LLC'S OPERATING AGREEMENT



        The LLC's Operating Agreement ("Agreement") accompanying this Offering Memorandum as
   Exhibit "B" contains (at Article I) a glossary of terms used in the
   Agreement and Offering Memorandum.
   The Agreement provides at Article II for the formation of the LLC, sets forth required filings, provides for the name of the LLC, its offices and establishes that the LLC may exist in perpetuity. The Agreement also indicates that Big Sky Motion Pictures, LLC will be designated as the LLC's Manager and that one of the individual owners of Big Sky Motion Pictures (Mars Callahan) will serve as agent for service of process.
   Article III of the Agreement sets forth the purposes of the LLC and establishes its power to conduct its business. Article IV of the Agreement sets forth the Unit price
  and
   describes the capital contributions of the Members and Manager. This section also establishes the Maximum for the Offering and sets forth the Members' share of the LLC's revenue. This Article further establishes LLC policy relating to the withdrawal of capital and the payment of interest, places limits on
   the liability of the Manager for capital contributions and describes the creation and maintenance of capital accounts.

        Article V of the Agreement provides for the allocation of the LLC's net profits and losses, for the treatment of syndications costs, establishes the LLC's accounting policy and fiscal year, sets forth certain business records that must be kept, provides for the bank deposit of
   LLC funds, discloses the compensation
   to be paid to the Manager and its Affiliates and prohibits Unit holder compensation. Article VI sets forth the revenue sharing ratio as between the Manager and Member/Investors.
   Article VII of the Agreement provides
   for the election of the Manager, describes the Manager's powers and authority, establishes LLC policy with
   regard to the Manager's time commitment to LLC affairs, allows the Manager to engage in other business activities not related to the LLC, sets a standard for possible agreements between the Manager and
   Members or others, designates the Manager as the LLC's Tax Matters Partner, places limits on the ability of the Manager to withdraw, provides for the indemnification of the Manager, the Manager's Affiliates,
   Counsel and consultants under specified circumstances, sets forth the rights and obligations of the Unit holders, specifies required reports to be made to Members and others, provides for the circumstances under which meetings may be called and held and describes the fiduciary nature of the relationship between the Manager and the LLC's Members.

        Article VIII describes restrictions on the transfer of interests in the LLC, permits the assignment of the Manager's interest, provides for the rights and substitution of
   an assignee, discusses the impact of the death, disability or bankruptcy of a Unit holder, sets forth the standard for the removal of the Manager and sets forth the circumstances under which the business of the
  LLC may
   be continued in the event of the death
   or incapacity of the Manager. Article IX describes the manner in which this Agreement may be amended.
   Article X of the Agreement provides for the dissolution, winding up and liquidation of the LLC and its
   assets. Article XI provides for the delivery of notices, contains a severability provision, provides for the application of California law, provides for arbitration in the event
   of a dispute, limits the meaning and
   influence of section headings within the Agreement, makes the Agreement binding on successors, provides for written consents and agreements, contains an attorney fee provision, provides for the waiver of certain claims, limits the use of injunction as a remedy in disputes, provides for the opportunity to cure any alleged breaches and allows for the Agreement to be executed in counterparts.

        Article XII sets forth the representations of the Unit Holder and also contains an indemnification provision. Appendix "A" to the LLC Operating Agreement sets forth the format pursuant to which the Member/Manager Voting Interests will be listed and Appendix "B" creates a format for setting forth the respective Member and Manager percentage interests when the LLC's Offering is closed.




                   MOTION PICTURE INDUSTRY OVERVIEW



        This motion picture industry overview provides background information regarding the motion picture industry generally, for persons who may not be familiar with
   such matters. The information set forth
   in this overview has been prepared by the issuer of the securities, but may or may not apply to the specific project described in this Offering Memorandum.

        General--The theatrical motion picture industry in the United States has changed substantially over the last three decades and continues to evolve rapidly. Historically, the "major studios" financed, produced and distributed the vast majority of American-made motion pictures seen by most U.S. moviegoers. During the most recent decade, many of the motion pictures released have been produced by so-called independent producers even though some of the production financing for such pictures and distribution funds have been provided by the major studio/distributors. Other independent films
   are distributed by so-called independent distributors (i.e., those not affiliated with the major studios).

        The following general description is a simplified overview of the complex process of producing and distributing motion pictures and is intended to be an aid to investors in understanding the motion picture business. This overview does not describe what will necessarily occur in the case of any particular motion picture.

        Production of Motion Pictures--During the film-making process, which may take approximately
   12 to 24 months from the start of the development phase to theatrical release, a film progresses through several stages. The four general stages of motion picture production
   are development, pre-production,
   principal photography and post-production. A brief summary of each of the four general movie production stages follows:

        Development--In the development stage, underlying literary material for a motion picture project is acquired, either outright, through an option to acquire such rights
   or by engaging a writer to create original literary material. If the literary material is not in script form,
   a writer must be engaged to create a script.
   The script must be sufficiently detailed to provide the production company and others participating in the financing of a motion picture with enough information to estimate the cost of producing the motion picture.
   Projects in development often do not become completed motion pictures.

        Pre-Production--During the pre-production stage, the production company usually selects a
   director, actors and actresses, prepares a budget and secures the necessary financing. In cases involving unique or desired talent, commitments must be made to keep performers available for the picture. Some pre-production activities may occur during development.

        Principal Photography--Principal photography is the process of filming a motion picture and is
   the most costly stage of the production of a motion picture.
   Principal photography may take twelve weeks or more to complete for some projects. Bad weather at locations, the illness of a cast or crew member, disputes with local authorities or labor unions, a director's or producer's decision to re-shoot scenes for artistic reasons and other often unpredictable events can seriously delay the scheduled completion of principal
   photography and substantially increase its costs. Once a motion picture reaches the principal photography stage, it usually will be completed.

        Post-Production--During the post-production stage, the editing of the raw footage and the scoring
   and mixing of dialogue, music and sound effects tracks take place, and master printing elements are prepared.

        Distribution of Motion Pictures--Motion picture revenue is derived from the worldwide licensing of a motion picture in some or all of the following media: (a) theatrical exhibition; (b) non-theatrical exhibition (viewing in airplanes, hotels, military bases and other facilities); (c) pay television systems for delivery to television receivers by means of cable, over-the-air and
   satellite delivery systems; (d)
   commercial television networks; (e) local commercial television stations and (f) reproduction on video cassettes, DVDs (and video discs) for home video use. There are also
   several new technologies including
   Direct Broadcast Satellite, Video on Demand (VOD), Near Video On Demand (NVOD) and the Internet that may allow a film to generate additional revenues. Revenue may also be derived from licensing
   "ancillary rights" to a motion picture for the creation of books, published music, soundtrack albums and merchandise. A picture is not always sold in all of these markets or media.

        The timing of revenues received from the various sources varies from film to film (see release
   sequence chart below). Typically, theatrical receipts from United States distribution are received approximately 90% in the first twelve months after a film is first exhibited and 10% in the second twelve months. Theatrical receipts from the rest of the world are typically received 40% in the first year following initial theatrical release, 50% in the second year and 10% in the third year. Home video royalties are typically received 80% in the first year following theatrical release and 20% in later years. Pay and cable license fees are typically received 65% in the third year, 25% in the fourth year and 10% in the fifth year following theatrical release. The majority of syndicated domestic television receipts are typically received in the fourth, fifth and sixth years after theatrical release if there are no network television licenses and the sixth, seventh and eighth years if there are network licenses.
  The
   markets for film products have been
   undergoing rapid changes due to technological and other innovations.
   As a consequence, the sources of
   revenues available have been changing rapidly and the relative importance of the various markets as well as the timing of such revenues has also changed and can be expected to
   continue to change.

        Feature Film Release Sequence--Movie release sequences are a function of the marketplace and to some extent the prerogative of individual distributors. Thus, release sequences change from time to time, as new delivery technology is introduced and may vary with specific
   films. As a result of the different time periods during which movies are exhibited and/or viewed in various markets and media, the revenue stream generated by a given movie may typically continue for seven (7) years or more.

        In the sample release sequence provided on the following page, all but home video, network
   television, the presentation of classic pictures on pay television and television syndication are completed by the end of year two, thus the great percentage of the revenue generated by movies comes during and immediately after the earlier windows, assuming payments are made promptly. Also, the percentages of revenue generated by each market vary from year to year (e.g., foreign has been growing in recent years relative to domestic theatrical). The release sequence chart below does not consider the potential revenue from a movie sound track album, merchandising possibilities or its value as part of a film library.

                                   Years of Movie Release
    _____________________________________________________
                       1    2    3    4    5    6    7
  _________________________________________________________

        Domestic Theatrical ||||||||||

        Pay Per View            ||||||||||

        Foreign Theatrical         ||||||||||||||||||||

        Home Video
   |||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

        Pay Television                    +++++     ++++++++

        Foreign Television         ++++++++++++++++++++++++++++++++

        Network TV                    ++++++++++++

        TV Syndication                              +++++++++++++






  ______________________________________________________
   Legend:   Windows with open-ended time periods    |||||||||||||||
             Windows with exclusive runs             ++++

   Sources: LINK Resources, Off-Hollywood & Entertainment Industry Economics, 2nd Edition.

        The following is a brief summary of each of the sources of revenue of motion pictures and the distribution/licensing process associated with such sources:

        United States Theatrical Distribution--In recent years,
  United
   States theatrical exhibition has
   generated a declining percentage of the total income earned by most pictures, largely because of the
   increasing importance of cable and pay television, home video and other ancillary markets. Nevertheless, the total revenues generated in the United States theatrical market
   are still substantial and are still likely to account for a large percentage of revenues for a particular film. In
   addition, performance in the United
   States theatrical market generally also has a profound effect on the value of the picture in other media and
   markets.

        Motion pictures may be distributed to theatrical markets through branch offices. Theatrical distribution requires the commitment of substantial funds in addition to a motion picture's negative cost.
   The distributor must arrange financing and personnel to: (a) create the motion picture's advertising
   campaign and distribution plan, (b) disseminate advertising, publicity and promotional material by means of magazines, newspapers, trailers ("coming attractions") and television, (c) duplicate and distribute prints of the motion picture, (d) "book" the motion picture in theatres and
   (e) collect from exhibitors the distributor's share of the box office receipts from the motion picture. A distributor must carefully monitor the theatres to which it licenses its picture to ensure that the exhibitor keeps only the amounts to which it is entitled by contract and promptly pays all amounts due to the distributor. Distributors will sometimes reach negotiated settlements with exhibitors as to the amounts to be paid and such settlements may relate to amounts due for several pictures.

        For a picture's initial theatrical release, a United States theatre exhibitor will usually pay to a distributor a percentage of box office receipts which is negotiated
   based on the expected appeal of the
   motion picture and the stature of the distributor. The negotiated percentage of box office receipts remitted to the distributor is generally known as "film rentals" and is typically characterized in distribution agreements as a portion of the distributor's "gross receipts".
  Such
   gross receipts customarily diminish during the course of a picture's theatrical run. Typically, the distributor's share of total box office receipts over the entire initial theatrical release period will average between
  25 to
   60 percent depending on the distributor; the exhibitor will retain the remaining 75 to 40 percent (Source: The Feature Film Distribution Deal, by John
   W. Cones, Southern Illinois University Press, 1997). The exhibitor will also retain all receipts from the sale of food and drinks at the theatre (concessions). Occasionally, an exhibitor will pay to the distributor a flat fee or percentage of box office receipts against a guaranteed amount. Pay television and new home entertainment equipment (such as video games, computers and video cassette players) offer a more general competitive alternative to motion picture theatrical exhibition of feature films.

        Major film distributors are often granted the right to license exhibition of a film in perpetuity, and
   normally have the responsibility for advertising and supplying prints and other materials to the exhibitors.
   Under some arrangements, the distributor retains a distribution fee from the gross receipts, which averages
   approximately 33% of the film's gross receipts (again, see The Feature Film Distribution Deal) and recoups the costs incurred in distributing the film. The principal costs incurred are the cost of duplicating the negative into prints for actual exhibition and advertising of the motion picture. The distribution deal usually provides that the parties providing the financing are then entitled
   to recover the cost of producing the film.
   However, bank financed productions will typically require that the bank be paid back its principal, interest and fees by the distributor.

        Expenses incurred in distributing a motion picture are substantial and vary depending on many factors. These factors include the initial response by the public to the motion picture, the nature of its advertising campaign, the pattern of its release (e.g., the number of theatres booked and the length of time that a motion picture is in release). The amount film distributors
   spend on prints and advertising is
   generally left to the discretion of the distributor. In some instances, however, the producer may negotiate minimum expenditures or ceilings on such items.

        Foreign Theatrical Distribution--While the value of the foreign theatrical market varies due to
   currency exchange rate fluctuations and the political conditions in the world or specific territories, it
   continues to provide a significant source of revenue for theatrical distribution. In recent years foreign
   theatrical revenues have often been accountable for more than 50% of a domestically produced U.S. film's
   gross theatrical revenue. Due to the fact that this market is comprised of a multiplicity of countries and, in some cases, requires the making of foreign language versions, the distribution pattern stretches over a longer period of time than does exploitation of a film in the United
  States
   theatrical market.  Major
   studio/distributors usually distribute motion pictures in foreign countries through local entities. These local entities generally will be either wholly-owned by the distributor, a
   joint venture between the distributor and another motion picture company or an independent agent or sub-distributor. Such local entities may also distribute motion pictures of other producers, including other major
   studios.  Film rental agreements with
   foreign exhibitors take a number of different forms, but they typically provide for payment to a distributor of a fixed percentage of box office receipts or a flat amount.
  Risks
   associated with foreign distribution
   include fluctuations in currency values and government restrictions or quotas on the percentage of receipts
   which may be paid to the distributor, the remittance of funds to the
   United States and the importation of
   motion pictures into a foreign country.

        New Technologies in Distribution and Delivery--High-tech movie megaplexes are changing the
   very landscape of the domestic and foreign distribution marketplace, especially in France, Italy, Eastern
   Europe and Russia. In the U.S. market, which started the trend, giant cineplexes or megaplexes with 10 to 12 screens per complex, have forever replaced the local single or 3-screen theatres. The 35mm negative is not dead, but its days may be numbered. A report by SRI Consulting recently stated that: "movies encoded as digital files, either recorded on optical disc and physically shipped or broadcast via satellite or land line, will increasingly replace film prints as the preferred method for distributing movies to theatres by 2005."
   This assumes also that audience-acceptable digital projection technology will develop and be installed.

        Home Video Rights--Since its inception, the home video market in the United States has experienced substantial growth in the last decade. Certain foreign territories, particularly Europe, have seen an increased utilization of home video units due to the relative lack of diversified television programming, although those circumstances have been changing also.
  Consequently,
   sales of video cassettes have
   increased in such markets in recent years. Although growth in this area may be reduced because of an
   increase in television programming in such foreign territories, receipts from home video or DVD in these markets can be expected to continue to be significant.

        Films are generally released on home video six to nine months after initial domestic theatrical release of the picture, but before the exhibition of the picture on
   cable/pay or network television.

        Domestic Television Distribution--Television rights in the United States are generally licensed first to pay television for an exhibition period following home video release, thereafter to network television for an exhibition period, then to pay television again, and finally
   syndicated to independent stations.
   Therefore, the owner of a film may receive payments resulting from television licenses over a period of six years or more.

        Domestic Cable and Pay Television--Pay television rights include rights granted to cable, direct broadcast satellite, microwave, pay per view and other services paid
   for by subscribers. Cable and pay
   television networks usually license pictures for initial exhibition commencing six to twelve months after
   initial domestic theatrical release, as well as for subsequent showings. Pay television services such as Home
   Box Office, Inc. ("HBO") and Showtime/The Movie Channel, Inc. ("Showtime") have entered into output contracts with one or more major production companies on an exclusive or non-exclusive basis to assure themselves a continuous supply of motion picture programming. Some pay television services have required exclusivity as a precondition to such contracts.

        The pay television market is characterized by a large number of sellers and few buyers.  However,
   the number of motion pictures utilized by these buyers is significantly large and a great majority of motion pictures which receive theatrical exhibition in the United States are, in fact, shown on pay television.

        Domestic Network Television--In the United States, broadcast network rights are granted to ABC, CBS, NBC or other entities formed to distribute programming to a large group of stations. The commercial television networks in the United States license motion pictures for
   a limited number of exhibitions during a period that usually commences two to three years after a motion picture's initial theatrical release. During recent years, only a small percentage of motion pictures have been licensed to network television, and the fees paid for such motion pictures have declined. This decline is generally attributed to the growth of the pay television and home video markets, and the ability of commercial
   television networks to produce and
   acquire made-for-television motion pictures at a lower cost than license fees previously paid for theatrical motion pictures.

        Domestic Television Syndication--Distributors also license the right to broadcast a motion picture
   on local, commercial television stations in the United States, usually for a period commencing five years after initial theatrical release of the motion picture, but earlier
   if the producer has not entered into a
   commercial television network license. This activity, known as "syndication", has become an important source of revenues as the number of, and competition for, programming among local television stations has increased.

        Foreign Television Syndication--Motion pictures are now being licensed in the foreign television market in a manner similar to that in the United States. The number
   of foreign television stations as well as the modes of transmission (i.e., pay, cable, network, satellite, etc.), have been expanding rapidly, and the value of such markets has been likewise increasing and should continue to expand.

        Producers may license motion pictures to foreign television stations during the same period they license such motion pictures to television stations in the United States; however, governmental restrictions and the timing of the initial foreign theatrical release of the motion pictures in the territory may delay the exhibition of such motion pictures in such territory.

        Non-Theatrical Distribution--In addition to the markets and media discussed above, the owner of a film may also be able to license the rights for non-theatrical uses to specialized distributors who, in turn, make the film available to airlines, hotels, schools, off-shore oil
   rigs, public libraries, prisons, community groups, the armed forces and ships at sea.

        The Internet and Broadband Access--Recent technological advances such as digital satellite transmission, cable modems and DSL, all geared to high speed broadband internet access, provide another potential revenue source for feature films. In the near future, there may be several "Net-casters" with the ability to release and distribute a theatrical quality, full-length
   motion picture over the internet, on a global basis, essentially by-passing traditional distributors, with their high costs and fee structure.

        Relicensing The collective retained rights in a group of previously produced motion pictures is often a key asset, as such pictures may be relicensed in the pay and
   commercial television, home video and
   non-theatrical markets, and occasionally may be re-released for theatrical exhibition.

        Although no one can be certain of the value of these rights, certain older films retain considerable popularity, and may be relicensed for theatrical or television exhibition. New technologies brought about by the continuing improvements in electronics may also give rise to new
   forms of exhibition which will
   develop value in the future.

        Other Ancillary Markets--A distributor may earn revenues from other ancillary sources, unless the necessary exploitation rights in the underlying literary property have been retained by writers, talent, composers or other third parties. The right to use the images of characters in a motion picture may be licensed for merchandising items such as toys, T-shirts and posters.
   Motion picture rights may also be
   licensed for novelizations of the screenplay, comic book versions of the screenplay and books about the
   making of the motion picture. The soundtrack of a motion picture may be separately licensed for soundtrack
   records and may generate revenue in the form of mechanical performance royalties, public performance royalties and sheet music publication royalties.



                        FEDERAL TAX DISCUSSION



        CAUTION: NOTHING STATED IN THE BRIEF DISCUSSION THAT FOLLOWS IS OR SHOULD BE CONSTRUED AS TAX ADVICE TO A PROSPECTIVE PURCHASER, INDIVIDUALLY. THE FOLLOWING DISCUSSION
        REPRESENTS THE BROAD VIEWS AND INTERPRETATIONS OF THE MANAGER'S TAX COUNSEL ON COMPLEX TAX MATTERS WITH WHICH
        THE IRS MAY NOT AGREE. PROSPECTIVE PURCHASERS SHOULD SEEK INDIVIDUAL TAX ADVICE FOR SUCH INDIVIDUAL'S UNIQUE TAX SITUATION APART FROM THE TAX CONSEQUENCES OF AN INVESTMENT IN THE LLC INTERESTS.

        Introduction--The following discussion summarizes the material federal income tax consequences
   associated with the acquisition and ownership of units of the LLC ("Units"). The discussion is not intended, however, as a comprehensive analysis of every federal income tax consideration that may be relevant to purchasers of Units of the LLC ("Unit Holders") and the federal income tax consequences to each Unit
   Holder may vary. Further, the discussion does not address the state, local or foreign tax laws that could
   affect the LLC or the Unit Holders. Accordingly, each prospective Unit Holder should consult with his or her own tax advisor before acquiring any such Units.

        This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Prospective investors should note that any such change or interpretation with retroactive effect could result in federal income tax consequences different from those discussed below. This summary does not purport to address all tax considerations that may be important to a
   particular Unit Holder in light of the
   Unit Holder's circumstances or to certain categories of investors (such as certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities
   or foreign currency, controlled foreign
   corporations, passive foreign investment companies, foreign personal holding companies or others) that may
   be subject to special rules.

   Classification as a Partnership for Federal Income Tax Purposes --The federal income tax consequences anticipated as a result of investment in the LLC will be applicable to the LLC and the Members only if the LLC is classified as a partnership and not as an
   association taxable as a corporation for federal income tax purposes. The IRS has promulgated the so-called
   "Check-the-Box" regulations that
   provide that if an eligible entity is domestic and has two or more members, the entity is a partnership by default, unless it elects to be treated as a corporation. If the LLC
   does not choose to be treated for tax
   purposes as a corporation, it may be presumed that the LLC will be treated as a partnership. No assurances can be given, however, that the IRS will not challenge the LLC's classification as a partnership for federal income tax purposes.

   Publicly Traded Partnerships

        The Omnibus Budget Reconciliation Act of 1987 (the "1987
  Act")
   contains provisions that will
   produce adverse tax consequences for publicly traded partnerships.
   Under the 1987 Act, publicly traded
   partnerships that were not in existence on December 17, 1987 will be taxed as corporations (see Code
   7704). The LLC was not in existence on December 17, 1987 but the term "publicly traded partnership" is defined for purposes of these new provisions as any partnership whose interests are traded on an established securities market or are readily tradeable on a secondary market or
   the substantial equivalent thereof.

        The LLC may avoid being classified as a publicly traded partnership under this definition if (1) the Units will not be traded on an established securities market; (2) restrictions placed on transfers of Units are exercised to prevent public trading; and (3) the LLC Manager prevents the Units from being considered as readily tradable on a secondary market or the substantial equivalent thereof.

        The adoption of the provisions affecting publicly traded partnerships address some of the same issues as the earlier legislative proposals directed at "large" partnerships. Since the Offering Memorandum does not limit the number of Members to 35, the LLC would very likely be characterized as a "large partnership" under the prior legislative proposals. It is not anticipated, however, that Congress will adopt a proposal directed at "large partnerships" in the immediate future, since the "publicly traded partnership" provisions of the '87 Act address much the same concerns.

   Limitations on Deductibility of Losses by Unit Holders

        A.  In General--The deduction of LLC losses by a Unit
  Holder is
   subject to three limitations.
   Initially, under Section 704(d) the Unit Holder's deduction for his or her distributive share of LLC loss is limited to and may not exceed his or her basis for his or her LLC interest (see discussion below). Further, even though the loss may be allowable to a Unit Holder to the extent
   of that Unit Holder's basis, it is also
   subject to the "at risk" rules of Section 465 (see discussion below). Then, after the "at risk" rules are met, the loss is also subject to the passive loss rules of Section 469 (see discussion below). Each of the three limitations provides for a carryover of any disallowed loss. Thus, the limitations may be viewed as timing concepts more than true disallowance provisions. The limitations are
   applied in the following order: First
   the basis limitation of Section 704(d), then the "at risk" limitation, and third the passive loss limitation of
   Section 469.

        B. Basis of LLC Units--The basis of LLC interests is relevant in determining a Unit Holder's gain
   or loss on the sale or other disposition of an interest in the LLC, and may limit the ability of a Unit Holder to deduct losses attributable to the operations of the LLC. A Unit Holder will be entitled to deduct his or her distributive share of any LLC tax losses (if any) only to the extent
   of the adjusted basis in his or her LLC
   interest at the close of the LLC taxable year in which the loss occurs. The basis of a Unit Holder's interest in the LLC initially will equal his or her cash contribution or adjusted basis of other property contributed to the LLC in exchange for such interest. Such basis will be increased by the Unit Holder's share of certain LLC nonrecourse liabilities [determined in accordance with applicable Treasury Regulations (see discussion below) and his or her share of LLC profits] and by his or her share
   of the LLC's taxable income. A Unit
   Holder's basis for his or her LLC interest will be reduced by; (i) any decrease in such Unit Holder's share of LLC nonrecourse liabilities; (ii) the amount of cash distributions received by the Unit Holder; and (iii) such Unit Holder's share of LLC tax losses, if any.

        C. "At Risk" Limitations--The so-called "at risk" rules contained in Code Section 465 generally provide that a limited partner (and by analogy a member of a manager-managed LLC) cannot claim his or her distributive share of the losses incurred by the investment vehicle (entity) to the extent such losses exceed his or her amount "at risk" in the business activity undertaken, as determined at the close of the taxable year of the entity. Only deductions in excess of income received from the activity in the taxable year are "losses" for these purposes, and thus a limited partner (or
  LLC
   Member) generally is entitled to claim
   his or her share of the entity's deductions to the extent of his or her share of entity income for a taxable year, even if the investor has no amount "at risk". The "at risk" rules of Code Section 465 are applicable only to individuals (including individual partners in a partnership), estates, trusts, shareholders of an "S" corporation, and certain closely-held "C" corporations in which five
   (5) or fewer individuals own more than
   fifty-percent (50%) of the stock.

        An investor generally will be treated as "at risk" under Code
   Section 465 to the extent of; (i) the
   unborrowed cash and the adjusted basis of other property he or she contributes to the entity's business activity; and (ii) the investor's share of amounts borrowed for use
   in the entity's business activity if the investor is personally liable therefor or has pledged his or her property (other than property used in the entity's business activity) as security for the borrowed amount. An
   investor will not be considered "at risk" with respect to amounts borrowed from a person who has an interest in the activity or from a person related to a person (other than the taxpayer) with an interest in the activity. For this purpose, a person whose interest in the activity is solely that of a creditor generally will
   not be considered to have an interest in the activity. Further, an investor will not be considered "at risk" with respect to any amounts as to which he or she is protected against loss through nonrecourse financing, guarantees, stop loss or reimbursement agreements, insurance or other similar arrangements.

        A Unit Holder should be able to include in his or her amount "at risk" his or her cash contribution to the LLC made from unborrowed funds or from proceeds of a borrowing that he or she is personally liable to repay, provided such borrowing is from a person who; (i)
  does not
   have an interest other than as creditor
   in the LLC; and (ii) is not related, within the meaning of Code
   Section 168(e)(4)(D), to a person with a non-creditor interest in the LLC (other than the Unit Holder).
  Although
   the IRS could assert that any pre-sale
   license agreements relating to any given Film should be treated as guarantee or stop-loss arrangements, thus causing a reduction in the Unit Holder's "at risk" amounts, any such
   arrangements entered into on an arms'-
   length basis of the type commonly used in the motion picture industry should not constitute a guarantee or stop-loss arrangement under Code Section 465, because the amounts received under such agreements would be income from the activity of exploiting the Film. If the above-discussed rules are followed, each Unit
   Holder could reasonably expect to have sufficient amounts "at risk"
   in the LLC to deduct his or her
   distributive share of any tax loss that may be experienced by the LLC, to the extent of his or her cash capital contribution or the adjusted basis of property contributed to the LLC. On the other hand, there is a risk that the "at risk" limitations would operate to defer the deduction for advertising costs paid with borrowed funds, if funds were borrowed to pay advertising costs.

        LLC losses deducted by a Unit Holder will reduce his or her amount "at risk", and this reduced "at risk" amount would then be carried forward to the succeeding taxable
   year. The "at risk" amount will also
   be reduced by any cash distributions by the LLC to the Unit
  Holder.
   If deductions are suspended due to an
   insufficient amount "at risk", the suspended amount will be available to the Unit Holder as a deduction in subsequent taxable years subject to the "at risk" limitations. Suspended amounts will be deductible no later than the taxable year in which a Unit Holder disposes of his or her
   interest in the LLC. If the amount "at
   risk" of a Unit Holder is reduced below zero, the Unit Holder must include as income the amount of previously allowed losses to the extent of the negative amount "at risk". This recaptured amount would be taxable to the Unit Holder as ordinary income in the subject taxable year.

        D. Passive Loss Limitation--Possibly the most significant change made by the Tax Reform Act of 1986 was the passive loss limitation enacted by Congress in
  Internal
   Revenue Code Section 469. Congress
   expressly sought to eliminate the so-called "abusive tax shelter".
   Section 469 accomplished Congress'
   intent by denying a taxpayer the use of deductions and credits generated by "passive" activities against income from other activities until the taxpayer disposes of the interest in the passive activities. The determination of whether or not an activity is "passive" is defined
   by the statute based on whether or not a taxpayer "materially participates" in the activity and the activity
   involves the conduct of a trade or business.
   The material participation test divides taxpayers into "active" participants and "passive" participants. The active/passive determination must be made separately for each taxpayer and for each activity in which a taxpayer participates.

        To "materially participate" in an activity, a taxpayer must be involved in its operations on a
   sufficiently regular, continuous, and substantial basis. Definitions of the terms "regular", "continuous" and "substantial"are deferred to the regulations, which are lengthy, and
   far from clear. Nonetheless, it is clear that generally member/investors in manager-managed limited liability
   companies are presumed to be not
   materially participating in the relevant activity, subject to certain exceptions [see Internal Revenue Code
   Section 469(h)(2)].

        The passive activity loss rules apply to individuals, estates, and trusts. They also apply to personal
   service corporations [provided that more than ten-percent (10%) of the stock by value is held by the employee--owner(s)] and closely-held C corporations that have five
   (5) or fewer individuals holding more
   that fifty-percent (50%) of the stock.

        After each activity in which a taxpayer is involved is classified as either a passive or an active activity as to that taxpayer, income or loss is determined on an activity-by-activity basis. Deductions from all passive activities that exceed income from all passive activities (excluding portfolio income) may not be deducted from other income.

        "Portfolio income" is a third classification of income, created by Congress (along with "active"
   income and "passive" income), which includes items such as interest, dividends, royalties and gains from
   the sale of property held for investment. Portfolio income, expenses, gains, and losses are excluded from the determination of net income or loss from a passive activity. For example, interest income earned by LLC funds held in a bank account, or other interest-bearing instrument pending use in LLC operations will be considered portfolio income, and when it is allocated, pro rata, among the Unit Holders, it will not be offsettable by "passive" deductions, even though the passive deductions are generated by the LLC.

        The income and losses from "active" activities are netted.
  If a
   net loss results from an "active"
   activity, the loss can be deducted against any other income. Similarly, the income and losses from "passive" activities are also netted. If net income results, the passive activity limitations do not apply. However, if a net passive loss results, the loss cannot be deducted against income
   from any other source. Instead, such
   losses become suspended until a later tax year when the taxpayer has net passive income from other passive
   activities, or until the taxpayer disposes of his or her entire interest in the passive investment that generated the loss. A disposition that will trigger the usability of carried forward passive losses must be in the form of a fully taxable transaction, and the person acquiring the interest cannot be related to the taxpayer. Upon such a disposition, the suspended losses, which can be carried forward indefinitely, are applied first against the income resulting from the disposition, if any, and thereafter, may be applied to offset any income. A disposition of less than the entire interest in the passive activity
   will not be sufficient to trigger the
   allowance of suspended losses.

   Existence of Trade or Business--Although the LLC should be entitled to treat deductions claimed in
   connection with the Film as expenses incurred in the LLC's overall trade or business of financing, producing, and exploiting films, the IRS may assert that otherwise deductible items (other than depreciation) incurred in connection with the Film, if any, should not be treated
   as ordinary and necessary business
   expenses under Code Section 162(a), because the LLC itself is not actively engaged in film production or distribution.

        The IRS may take the position that expenses incurred prior to commencement of principal photography constitute "start-up" expenses that would be capitalized
   and amortized over a sixty (60) month
   period pursuant to Code Section 195, on the theory that such expenses are incurred to create a trade or business, prior to becoming an active trade or business. Such a position would not appear to be well founded, since the business of the LLC includes financing and production of the Film.

   Profit Motive and Code Section 183--In order for certain expenses to be deductible by the Unit Holders,
   such expenses must be incurred in a trade or business or other activity engaged in for profit. If for any reason such expenses were determined not to have been incurred in a
   trade or business or other activity for
   profit, the deductions attributable to the activity would be allowed to Unit Holders who are individuals or S corporations only to the extent permitted by Code Section 183. Pursuant to Code Section 183, all deductions that are not dependent on a profit motive (such as interest or taxes) generally would be allowable, and the balance of the deductions that would otherwise be
   permitted only if the activity were
   engaged in for profit would be allowed only to the extent of the amount that gross income from the activity exceeded the deductions that were not dependent on a profit motive.

        The determination as to whether an activity constitutes an activity engaged in for profit for tax purposes is based on all the facts and circumstances and is determined at the Unit Holder, not entity level, so the requisite intent of the Unit Holder controls this determination.


        Since the test of whether an activity is deemed to be "engaged in for profit" is based on facts and
   circumstances that exist from time to time, no assurance can be given that the IRS will not attempt to apply
   Section 183 of the Code in order to disallow deductions by the Unit
   Holders for LLC operations. However,
   if it is the intention of the Manager to at all times operate the LLC in a business-like manner and to create its product with the intention of generating an overall profit, the "engaged in for profit" test should be met.

   Allocation of LLC Tax Items

        The allocation among the Unit Holders of the LLC's income, gains, losses, deductions and credits
   ("Tax Items") will be determined under the Operating Agreement except to the extent an allocation stated in the Operating Agreement both (I) lacks "substantial economic effect", and (ii) is not in accordance with the Unit Holders' interests in the LLC, as determined under all the facts and circumstances [see Code Section
   704(b)].

        Treasury Regulations define the term "substantial economic effect" and describe an investor's interest in the entity for purposes of Code Section 704(b) [see Treas. Reg. Section 1.704-1(b)(2)&(3)].
   Under these Treasury Regulations, an allocation of a flow-through entity's Tax Items to an investor generally has "economic effect" only if (i) the allocation is reflected in the investor's capital account balance and capital accounts are otherwise maintained in accordance with the
   tax accounting principles set forth in
   the regulations; (ii) liquidation proceeds are, throughout the term of the entity, distributable in accordance with the investor's capital account balances; and (iii) any investor
   with a deficit capital account balance
   following the distribution of liquidation proceeds must restore such deficit to the entity [see Treas. Reg.
   Section 1.704-1(b)(2)(ii)]. However, as discussed below, an alternative test is available concerning point
   (iii). The Treasury Regulations contain detailed rules relating to the maintenance of capital accounts for this purpose.

        The economic effect of an allocation is deemed to be "substantial" if there is a reasonable possibility that the allocation will affect substantially the dollar
   amounts to be received by the investors, independent of tax consequences. The economic effect of an allocation generally will not be substantial if
   (i) the overall tax liability of the investors for the taxable year is reduced by reason of the allocation and the overall capital account adjustments for all investors in the taxable
   year would be substantially the same in
   the absence of the allocation; or (ii) there is a strong likelihood that the initial economic effect of the
   allocation will be offset by one or more allocations in subsequent years and the investors' tax liability is reduced thereby [see Treas. Reg. Section
  1.704-1(b)(2)(iii)(b)&(c)].

        If the allocation of the investment vehicle's Tax Item does not have "substantial economic effect",
   the proper allocation of such item will be determined in accordance with the investor's interest in the entity with respect to such item. IRC Section 704(b). Under the Treasury Regulations, the investor's interests in the entity with respect to an entity Tax Item is generally determined by examining the manner in which the investors have agreed to "share the economic benefit or burden" attributable to such item. The economic arrangement of the investors with respect to an entity Tax Item is to be determined on the basis of all the facts and circumstances, including (i) the investors' relative capital contributions to the entity; (ii) the interests of the investors in economic profits and losses;
  (iii) the
   interests of the investors in operating
   distributions; and (iv) the rights of the investors with respect to liquidating distributions [see Treas. Reg.
   Section 1.704-1(b)(3)].

   LLC Tax Deductions and Credits--The LLC is not designed to generate tax deductions for the Unit
   Holders, and prospective Unit Holders should not acquire Units for the purpose of sheltering income from other sources. Nevertheless, the LLC will incur expenses in connection with its business activities, many of which will result in tax deductions. The discussion below describes
   certain Tax Items that may be
   deductible for federal income tax purposes.

        American Jobs Creation Act of 2004 Pursuant to the Special Rules for Certain Film and
   Television Productions at Section 244 of the  American Jobs
  Creation
   Act of 2004 (which apply to films
   commencing production after October 22, 2004 and before January 1,
   2009), if an investment vehicles such
   as an LLC acquires the rights to produce a feature film, an LLC member/taxpayer may elect to deduct his or her pro rata share of 100% of the direct and indirect costs of producing the film as an expense for the taxable year in which the costs of production are first incurred, so
   long as the aggregate cost of the film does not exceed $15 million and 75% of the total compensation paid to actors, directors, producers and other relevant production personnel working on the film is paid for services performed in the United States. If such election is made, no other depreciation or amortization deduction will be allowed.

        In the event that the investor/taxpayer chooses not to make the above-described election, an
   investment in the LLC may result in three types of deductions for LLC Investors:

        (1) Ordinary and Necessary Business Expense Most of the expenses incurred by an LLC in acquiring, developing and packaging it's Film are considered ordinary and necessary business expenses.
   However, each Investor's pro rata share of such deduction (as reported annually on the LLC's K-1 and prepared by the LLC's accountant) would not be deductible in the year in which such expense is incurred, rather in the year in which the resulting Film is sold or placed in
   commerce, if it is placed in commerce.

        (2) Organizational Costs--A second, much smaller, category of LLC expense that may provide deductible items for Investors pursuant to the pre-2004 law, are the
   LLC's organizational expenses. These
   expenses, paid in connection with the start up of the LLC's business and organization of the LLC are
   amortized over a period of not less than sixty (60) months
   (beginning with the month in which the LLC begins business). Under these rules, no deduction can be taken for syndication fees (costs of selling the Offering) nor may syndication fees be amortized.

        (3) Advertising Expense It is also possible that some LLC funds may be used in for certain
   advertising expenses in connection with the pursuit of its activities. Each Investor's pro rata share of advertising expense will be deductible in the year in which it is incurred.

   Taxable Income May Exceed Distributions--Prospective Unit Holders should be aware that there is a substantial possibility that taxable income that is allocated to Unit Holders will exceed the cash distributed to such Unit Holders in a given taxable year.

   Taxable Year of LLC--Section 706(b) of the Code requires the LLC to adopt the taxable year of the Unit
   Holders owning a majority interest in the LLC capital and profits. It is anticipated that the LLC will adopt a calendar taxable year under this provision. If Unit Holders who are
   calendar year taxpayers do not hold a
   majority interest in LLC capital and profits, the LLC would be required to adopt the taxable year of its "principal partners" if all such partners have the same taxable year. If there were principal partners with different taxable years, adoption of a calendar year would be required.

   Liquidation of the Partnership--The dissolution and liquidation of the LLC will generally not result in any gain or loss being recognized by the LLC. Each Unit Holder will recognize gain to the extent that the sum of money received (which includes any decrease in a Unit Holder's share
   of LLC liabilities) exceeds such Unit
   Holder's adjusted tax basis in the LLC [see IRC Sections 731(a) and
   752(b)]. Subject to the rules concerning
   "unrealized receivables" and "substantially appreciated inventory items" ("Section 751 property"), such gain will be capital gain.

        Capital loss will be recognized only if "money" (which includes a reduction in a Unit Holder's share
   of LLC liabilities) and Section 751 property are distributed, and only to the extent a Unit Holder's adjusted basis for such Unit exceeds the sum of such money (as defined above)
   and the basis to the Unit Holder of
   his or her share of Section 751 property. If the liquidating distribution includes property other than money
   (as defined above) and "Section 751 property", no loss will be recognized.

        Where property other than money is distributed in liquidation, each Unit Holder's basis for such
   property received will be such Unit Holder's adjusted basis for his or her Unit in the LLC reduced by any
   money (as defined above) distributed to such Unit Holder. To the extent "Section 751 property" is distributed, a special allocation of a Unit Holder's basis for his or her interest in the LLC must first be made to such property, with any remaining basis allocated to other property in proportion to his or her adjusted basis to the LLC (see IRC Section 732).

        The dissolution and liquidation of the LLC will generally result in each Unit Holder recognizing income only to the extent cash received in the distribution exceeds
   the Unit Holder's basis of his or her LLC interest. So long as the LLC's Operating Agreement requires the liquidation of all LLC property prior to winding up the LLC and that liquidating distributions be made only in cash, the rules for distributing money, described above should govern the tax consequences upon dissolution and liquidation of the LLC.

   Tax Exempt Investors--Tax-exempt organizations, such as pension and profit sharing plans, Keogh Plans,
   which are qualified under Section 402 of the Code, and Individual Retirement Accounts, usually are not subject to federal income taxation. However, a tax is imposed by
   Section 511 of the Code on an exempt
   organization's "unrelated business taxable income" ("UBTI"). This tax is computed at the rates provided in
   Section 11 of the Code.

        UBTI is generally defined in Section 512 of the Code as gross income derived by any organization from any unrelated trade or business (i.e., not related to the exempt purpose of the Unit Holder). UBTI received by an otherwise tax-exempt organization in excess of
  $1,000
   during any taxable year is subject to
   tax. For computing UBTI, a Unit Holder that is a tax-exempt organization would be required to take into account its share of income from the LLC to the extent such income was UBTI. Certain items are excluded from UBTI, including dividends, interest, royalties, most rents from
   real property and gains from the sale of property other than "inventory" or "property held primarily for sale
   to customers in the ordinary course of
   business". (Such exclusions do not apply to income generated by a "publicly-traded partnership", although the LLC should not be considered a "publicly-traded partnership" under the parameters of IRS Notice 88-
   75, I.R.B. 1988-27).

   Future Legislation--In recent years, there have been a number of proposals made in Congress by individual representatives, government agencies and the executive branch of the
   federal government for changes in the
   federal income tax laws. In addition, the IRS has proposed and may still be considering changes in regulations and procedures, and numerous private interest groups have lobbied for regulatory and legislative changes in the federal income tax laws.

        It is impossible to predict with any degree of certainty the likelihood of adoption of any of such proposals or the probable effect of any such proposals upon the income tax treatment presently associated with investment in the LLC, or the effective date of any legislation
   that may derive from any such proposals.

             PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO
             CONSIDER ONGOING DEVELOPMENTS IN THIS UNCERTAIN
             AREA OF THE LAW AND TO CONSULT THEIR OWN TAX
             ADVISORS IN ASSESSING THE RISKS OF THE PURCHASE OF AN INTEREST IN THE LLC.

   State and Local Taxes--In addition to the federal income tax consequences described above, prospective
   Unit Holders should consider potential state and local tax consequences of an investment in the LLC. A
   Unit Holder's income or loss from the LLC may be required to be included in determining such Unit
   Holder's reportable income for purposes of state and local taxation.

             THIS DISCUSSION MERELY ADVISES THAT POTENTIAL STATE AND LOCAL TAX RISKS MAY BE ASSOCIATED WITH INVESTMENT IN THE LLC. EACH INVESTOR IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR FOR ADVICE AS TO STATE AND LOCAL TAXES WHICH MAY BE PAYABLE IN CONNECTION WITH INVESTMENT IN THE LLC.

   General Tax Considerations--The foregoing summary is not intended as a substitute for careful tax
   planning, particularly since the income tax consequences of an investment in the LLC are complex and certain of these consequences will not be the same for all taxpayers. Accordingly, prospective purchaser of
   Units are strongly urged to consult their tax advisors.

        Importance of Obtaining Professional Advice--THE FOREGOING
   ANALYSIS IS NOT
   INTENDED AS A SUBSTITUTE FOR CAREFUL INDIVIDUAL TAX PLANNING.
  THE TAX
   MATTERS RELATING TO THE LLC AND THE TRANSACTIONS DESCRIBED
  HEREIN ARE
   COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS.  MOREOVER,
  THE
   EFFECT
   OF EXISTING INCOME TAX LAWS AND POSSIBLE CHANGES IN SUCH LAWS
  WILL
   VARY
   WITH THE PARTICULAR CIRCUMSTANCES OF EACH INVESTOR. EACH
  PROSPECTIVE
   INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN
  ADVISORS WITH
   RESPECT TO THE POSSIBLE TAX CONSEQUENCES (FEDERAL AS WELL AS
  STATE
   AND
   LOCAL) OF AN INVESTMENT IN THE LLC. Such individual tax advice is suggested for an individual's unique tax situation apart from the tax consequences of an investment in the LLC interests.

                       MISCELLANEOUS PROVISIONS

   Reports to Unit Holders

        The Manager shall cause to be prepared and distributed to Members during each year the following reports: (a) Semi-annual reports which may be unaudited but prepared
   in accordance with generally
   accepted accounting practices (GAAP). The reports must contain a balance sheet, a statement of income, statement of Unit holder equity, statement of cash flows and other pertinent material regarding the LLC and its activities during the period covered by the report. (b) Within 120 days after the end of the fiscal year, audited financial statements (containing the same reports as the foregoing ) all of which shall be prepared in accordance with GAAP and accompanied by an auditor's report containing an opinion of an independent certified public accountant. Each of the financial statements and documents referred to above will be conclusive and binding upon the Members unless written objection thereto is received by the Manager within 60 days after the statement has been delivered to the Members.

   Financial Statements

        Articles of Organization for the Spring Break '83 Production, LLC were filed with the California
   Secretary of State on April 20, 2006, however, the LLC has not yet been funded, thus no financial statement exists for that entity. The LLC's Manager is Big Sky Motion
   Pictures, LLC. Its financial statements appear in the Financial Statements section of the Prospectus.

   Subscriber Representations and Warranties

        By signing the accompanying Subscription Agreement, each Subscriber is being asked to warrant, represent, understand, certify, acknowledge and/or agree that he or
   she has received this Prospectus; has had a reasonable opportunity to ask questions of the LLC and its officers and such questions have been answered; and that the address set forth in the Subscription Agreement is the Investor's true and correct residence.

        In addition, each individual Investor is being asked to represents that he or she is over eighteen (18) years of age and is a bona fide citizen or permanent resident of the
   United States; if more than one person, that the obligation of the Investor and such other persons will be joint and several, and the representations and warranties set forth in the Subscription Agreement will be deemed to be made by and be binding upon such persons, and ownership of the LLC Units subscribed for will be
   set forth as described in the
   Subscription Agreement; if a trustee of a revocable inter vivos trust the Investor represents that he/she is the sole and true party in interest and is acquiring the LLC Units for the accounts of a revocable trust of which he/she and/or other members of his/her immediate family are the sole
   beneficiaries during his/her lifetime or their lifetimes; in the event that the Investor is a trust, it is authorized and otherwise duly qualified to purchase and hold the LLC Units, has its principal place of business
   at its resident address set forth on the signature page of the Subscription Agreement, has not been formed for the specific purpose of acquiring the LLC Units, has submitted and executed all documents required pursuant to the Certificate for Trust and Joint Purchasers and Special Subscription Instructions, the person executing the Subscription Agreement and all other documents related to the offering represents that such
   person is duly authorized to execute all such documents on behalf of the entity and if the Investor is one of
   the aforementioned entities, it agrees to supply any additional written information that may be required by the LLC.

        Further the Investor is being asked to warrant, represent, understand, certify, acknowledge and/or agree that if there should be any adverse change in the representations and information set forth in the Subscription Agreement prior to the LLC's acceptance or rejection of
   the subscription, the Investor will
   immediately notify the LLC of such change; that he or she understands that the Subscription Agreement does not constitute an offer by the LLC to sell LLC Units but is merely a request for information;
   understands that the LLC reserves the right to reject subscriptions in whole or in part; represents that the only consideration given for payment for the LLC Units is as set forth in the first paragraph of the Subscription Agreement; that by completing this Subscription Application and by signing such Subscription
   Agreement, the Investor is specifically confirming the appointment of Big Sky Motion Pictures, LLC to fill the initial Manager position of the LLC pursuant to the Act; at the
   request of the LLC, the Investor will
   promptly execute such other instruments or documents as may be reasonably required in connection with the purchase of the LLC Units; agrees that the representations and warranties set forth in this Subscription
   Agreement will survive the acceptance hereof by the LLC, will be binding upon their heirs, executors , administrators, successors and assigns; and the Subscription Agreement will be governed by and construed in accordance with the laws of the state of California.

        None of the above subscriber representations and warranties are intended to imply and may not be
   construed or interpreted to imply that any prospective investor is waiving of any of such investor's rights under the Federal securities laws.

   Legal Proceedings

        The Manager is not aware of any pending or threatened legal proceedings (or any legal proceedings commenced or resolved with the past 10 years) to which it or its owners or the LLC have been, are or may be parties to and that is materially relevant to this Offering or their participation herein. However, a single pending action for alleged breach of an oral agreement is pending against Big Sky Motion Picture, LLC,
   Rand Chortkoff and Mars Callahan (Phillip Bromberg v. Chotkoff, et al, Case No. BC344249 in Los
   Angeles Superior Court). The amount being sued for is $1,000,000. The court sustained the demurrer/motion to strike to the first amended complaint on
  June 19,
   2006. The Plaintiff filed a second
   amended complaint on July 7, 2006. The parties are scheduled to have a hearing on the demurrer on
   September 19, 2006. The original complaint was filed on December 9,
   2005. If the demurrer is sustained
   without leave to amend, the case will be dismissed.

   Code of Ethics and Certifications

        Pursuant to the SEC's Regulation SB, Section 228.406 (Item
  406)
   the small business issuer Spring
   Break '83 Production, LLC and its Manager Big Sky Motion Pictures, LLC have adopted a code of ethics that applies to the small business issuer's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The signed and dated Code of Ethics is on file at the principal offices of the LLC.

        The certifications required by Rule 13a-14(b) (17 CFR
   240.13a-14(b)) or Rule 15d-14(b)
   (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title
  18 of
   the United States Code (18
   U.S.C. 1350) have been signed by the owners of the LLC's
  Manager and
   are on file at the offices of
   the LLC. Such certifications are hereby specifically incorporated into the Prospectus by reference.

   Access To Additional Information

        Prospective Purchasers are urged to read this Prospectus and the attached Exhibits carefully and to have the documents reviewed by an investment adviser. To the extent
   possible, the Manager will answer
   any questions that Prospective Purchasers, or their advisors may have, and will attempt to provide any additional documentation to verify the statements included herein.


        The Manager will keep at the principal place of business of the
   LLC adequate books of account of
   the LLC, and each Unit Holder and his or her authorized representatives will have at all times, during reasonable business hours, free access to and the right to inspect and copy such books of account.

                                     NOTICE

      Prospective Purchasers of Units in the Spring Break '83
   Production, LLC
                        should complete the accompanying
            "SPRING BREAK '83 PRODUCTION, LLC SUBSCRIPTION
  AGREEMENT".



   FINANCIAL STATEMENTS



   [to be prepared by LLC accountant and inserted here as part of main body of Prospectus..?]


                           SIGNATURES

   The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, state of California on the ____________ day of ___________________________________, 200____.


   Spring Break '83 Production, LLC (Issuer)

   By: __________________________________________________
                        Mars Callahan, Co-Owner of LLC Manager

   By: __________________________________________________
                        Rand Chortkoff, Co-Owner of LLC Manager

                              VERIFICATION

   THE STATE OF CALIFORNIA       )
   COUNTY OF ________________    )

        This instrument was acknowledged before me on the ____ day of _________________, _______, by
   Mars Callahan, co-owner of Big Sky Motion Pictures, LLC, the
  Manager
   of Spring Break '83 Production,
   LLC and he is known by me or has demonstrated by sufficient evidence to be the person represented.

                                 __________________________
                                 Notary Public in and for
                                 the State of California
   (Notary Seal)
                                 __________________________
                                 Printed Name of Notary
   My Commission Expires:
   _______________________


   THE STATE OF CALIFORNIA       )
   COUNTY OF ________________    )

        This instrument was acknowledged before me on the ____ day of _________________, _______, by
   Mars Callahan, co-owner of Big Sky Motion Pictures, LLC, the
  Manager
   of Spring Break '83 Production,
   LLC and he is known by me or has demonstrated by sufficient evidence to be the person represented.

                                 __________________________
                                 Notary Public in and for
                                 the State of California
   (Notary Seal)
                                 __________________________
                                 Printed Name of Notary
   My Commission Expires:
   _______________________



                         PART III   EXHIBITS


                          Index of Exhibits

   (3)(i)  LLC Articles of Organization
   Exhibit "A"

   (3)(ii)  LLC Operating Agreement
   Exhibit "B"

   (5)  Opinion re: Legality
   Exhibit "C"

   (8)  Opinion re Tax Matters (and consent)


    Exhibit "D"

   (10)  Material Contracts   Chain of Title Documents
  (Certificate of
   Authorship) Exhibit "E"

   (10)  Material Contracts   Short Form of Copyright Assignments


              Exhibit "F"

   (14)  Code of Ethics (incorporated by reference   see page 72 of
   the
   Prospectus)

   (23)  Accountant's Consent
   Exhibit "G"

   (31)  Certifications (incorporated by reference   see page 72
  of the
   Prospectus)

   (99) Sample Revenue Projections
   Exhibit "H"

   Subscription Agreement